SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

ANNUAL REPORT

(From January 1, 2014 to December 31, 2014)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” and “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	February 2010	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013
June 2013
October 2013

	April 2014	AA
September 2014

	February 2010	AA-	Korea Investors Service, Inc. (AAA ~ D)
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011
June 2012
October 2012
June 2013
October 2013

	March 2014	AA

	August 2010	AA-	Korea Ratings Corporation (AAA ~ D)
December 2010
February 2011
April 2011
July 2011
October 2011
June 2012
March 2013
June 2013

	March 2014	AA
September 2014

(1)	Domestic credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
Corporate bonds	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2014)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2014.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of December 31, 2014)

(Unit: share)
Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2014	2013	2012
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won) (1)		904,268	426,118	233,204
Earnings per share (Won) (2)		2,527	1,191	652

Total cash dividend amount for the period (million Won)		178,908	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		19.78%	—	—
Cash dividend yield (%) (3)	Common shares	1.47%	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2014, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2014, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2014 consolidated operating results highlights

(Unit: In billions of Won)
2014	Display business
Sales Revenue	26,456
Gross Profit	3,788
Operating Profit	1,357

B.	Industry

(1)	Industry characteristics and growth potential

•	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in smartphone and tablet products in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2014	2013	2012
Panels for Televisions (1)	25.0%	24.7%	25.2%
Panels for Monitors	32.7%	34.0%	32.3%
Panels for Notebook Computers (2)	27.5%	32.3%	32.1%
Panels for Tablet Computers	27.0%	32.0%	40.3%

Total	26.9%	27.8%	28.4%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with IPS, Advanced In-cell Touch, OLED and other technologies. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our slim and light ultra-high definition (“Ultra HD”) television panels and 21:9 screen aspect ratio curved monitors, and have prepared our production facilities to produce touch modules with Advanced In-cell Touch technology. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved Ultra HD OLED panels for televisions, curved plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2014 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	23,847 (90.1%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	2,609 (9.9%)

Total					26,456 (100.0%)

- Period: January 1, 2014 ~ December 31, 2014.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2014 increased by approximately 17% from the third quarter of 2014 largely as a result of an increase in demand for larger panels within each product category and an increase in the shipment of new small- to medium-sized products, which together resulted in an improvement in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

	(Unit: US$ / m2)
Description	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Display panel (1)(2)	773	658	615	628

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

	(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	1,812	11.96%
		Backlight		3,379	22.32%
		Polarizer		2,506	16.55%
		Others		7,446	49.17%

Total				15,143	100.0%

- Period: January 1, 2014 ~ December 31, 2014.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2014(1)	2013(1)	2012(1)
Display	Display panel	Gumi, Paju, Guangzhou	9,573	8,562	9,195

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2014	2013	2012
Display	Display panel	Gumi, Paju, Guangzhou	8,425	7,670	7,853

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

	(Unit: Hours, except percentages)
Production facilities	Available working hours in 2014		Actual working hours in 2014		Average utilization ratio
Gumi	8,760 (365 days	(1) ) (2)	8,744 (364.3 days	(1) ) (2)	99.8%
Paju	8,760 (365 days	(1) ) (2)	8,760 (365.0 days	(1) ) (2)	100.0%
Guangzhou	5,952 (248 days	(1) ) (2)	5,952 (248.0 days	(1) ) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2014, our total capital expenditures on a cash out basis was ￦3 trillion. In 2015, we currently expect that our total capital expenditures on a cash out basis will be similar to that of 2014 in anticipation of funding the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for large-sized panels. Such amount is subject to change depending on business conditions and market environment

5.	Sales

A.	Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2014	2013	2012
			Overseas (1)	23,847	24,341	27,280
Display	Products, etc.	Display panel	Korea (1)	2,609	2,692	2,150

			Total	26,456	27,033	29,430

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2014, each of our television, IT/mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our OLED and other market leading television panels and increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and Hydis Technologies.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in Korean Won, U.S. dollars and Japanese Yen. To ensure stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of December 31, 2014, we had not entered into any such contract for currency related derivative products.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

	(Unit: In millions of Won, except percentages)
Items		2014	2013	2012
Material Cost		762,008	586,901	494,422
Labor Cost		542,857	500,705	412,805
Depreciation Expense		249,306	319,854	259,467
Others		233,422	267,320	206,093

Total R&D-Related Expenditures		1,787,593	1,674,780	1,372,787

Accounting Treatment (1)	Selling & Administrative Expenses	1,164,294	1,095,727	785,111
	Manufacturing Cost	356,218	456,818	389,451
	Development Cost (Intangible Assets)	267,081	122,235	198,225

R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		6.8%	6.2%	4.7%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements.

B.	R&D achievements

Achievements in 2012

(1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

•	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

(2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guiding plate

•	Increase in battery life due to reduced logic circuit energy consumption

(3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

•	Development of a 14.0-inch HD+ 72% color reproduction rate model

•	Development of a slim model applying 0.3 mm glass etching

(4)	Introduction of a 15.6-inch full high-definition (“FHD”) glasses-free 3D notebook product

•	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

(5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

•	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

•	Simplified panel production process by application of AH-IPS 4Mask technology

•	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

(6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

•	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

•	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

(7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

•	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

•	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

(8)	Development of 42-inch FHD product with new direct backlight unit

•	Development of LED Lens through the improvement of LED Beam spread angle (72ea based on 42-inch display panel)

•	Same thickness as conventional edge LED lighting lamp (35.5 mm)

(9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

•	Narrow set design possible using 3.5 mm bezel

(10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

(11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

•	Used double guide panels to reduce light leakage issues in IPS panels

(12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

•	Achieved thickness of 2.85t

•	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

(13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

•	Touch Concept: GF2, Touch IC In-House

•	Reduced cost by applying TMIC

•	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

•	Reduced cost and power consumption by applying AH-IPS + DRD-Z

•	Reduced cost by applying Taper LGP

(14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

•	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on a mass produced passenger car

•	Wide temperature materials/components used and AH5-IPS technology applied

(15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

•	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

•	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

(16)	Development of the world’s first 84-inch Ultra HD display panel product

•	a-Si based 1G 1D Ultra HD panel with steady charging

•	Developed extra-large edge LED with rigid heat resistant structure

(17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

•	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

•	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

•	Applied heat resistant structure without heat sink

•	Improved bright room contrast ratio by applying Shine Out ARC POL technology

(18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

•	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

•	Developed SNB structure technology

(19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

•	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

•	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

(20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

•	Double-sided adhesive used to secure the position of the panel and backlight

•	Double guide panels used to resolve light leakage issues in IPS panels

(21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

•	Ultra-high resolution WQSXGA+ (239 PPI)

•	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

•	Developed 2.95 mm slim model through glass etching and application of rigid PCB

(22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA)

•	320 PPI high resolution AH-IPS display panel

•	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

(23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

•	Simplified circuit structure for HD TV by applying DRD technology (source driver integrated circuits (“D-IC”) reduced from 4ea g 2ea)

(24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

•	Co-designed TV model that integrates LCM and the front cover in a single body

•	Differentiated set bezel design

(25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

•	Borderless on the top and left/right sides with a borderless like bottom design

(26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

•	Utilizes WRGB OLED technology with a thickness of 4.45 mm

(27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

•	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

•	Direct bonding multi-sourcing in response to customer demand

(28)	Development of 23.8-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

(29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

•	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

•	Developed even black matrix structure on all four sides

Achievements in 2013

(1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

(3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

(4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

(5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

(6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

(7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

(8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

(9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

(10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

(12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

(13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

(14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

(15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

(16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

(17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

(18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

(19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

(20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

(21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

(22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

(23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first Advanced In-cell Touch LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first Advanced In-cell Touch a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 um (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

10.	Intellectual Property

As of December 31, 2014, our cumulative patent portfolio (including patents that have already expired) included a total of 26,518 patents, consisting of 13,164 in Korea and 13,354 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. Starting from 2015, we plan on implementing the greenhouse gas trading system, under which we will be responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2013	2012	2011
Greenhouse gases	6,922	6,161	5,928
Energy	61,092	61,169	53,223

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we received certification from BSI Group Korea in November 2011 and ISO 5001 certification in December 2013 for our green management system. In August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 50001, ISO 14001, OHSAS 18001, ISO 9001, GB/T 26125, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In recognition of our efforts to improve recycling and reduce waste, we received a citation for being a leading recycling company by the Prime Minister of Korea.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ￦276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Current assets	9,240,629	7,731,788	8,914,685
Quick assets	6,486,531	5,798,547	6,524,678
Inventories	2,754,098	1,933,241	2,390,007
Non-current assets	13,726,394	13,983,496	15,540,826
Investments in equity accounted investees	407,644	406,536	402,158
Property, plant and equipment, net	11,402,866	11,808,334	13,107,511
Intangible assets	576,670	468,185	497,602
Other non-current assets	1,339,214	1,300,441	1,533,555

Total assets	22,967,023	21,715,284	24,455,511

Current liabilities	7,549,556	6,788,919	9,206,158
Non-current liabilities	3,634,057	4,128,945	5,009,173
Total liabilities	11,183,613	10,917,864	14,215,331
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(63,843)	(91,674)	(69,370)
Retained earnings	7,455,063	6,662,655	6,238,989
Non-controlling interest	351,998	186,247	30,369

Total equity	11,783,410	10,797,420	10,240,180

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenue	26,455,529	27,033,035	29,429,668
Operating profit	1,357,255	1,163,314	912,368
Operating profit from continuing operations	917,404	418,973	236,345
Profit for the period	917,404	418,973	236,345
Profit (loss) attributable to:
Owners of the Company	904,268	426,118	233,204
Non-controlling interest	13,136	(7,145)	3,141
Basic earnings per share	2,527	1,191	652
Diluted earnings per share	2,527	1,191	652
Number of consolidated entities	18	18	20

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Current assets	8,291,088	6,877,367	8,432,253
Quick assets	6,244,413	5,290,725	6,484,308
Inventories	2,046,675	1,586,642	1,947,945
Non-current assets	12,720,749	13,767,226	15,369,335
Investments	2,301,881	1,820,806	1,468,778
Property, plant and equipment, net	8,700,301	10,294,740	12,004,435
Intangible assets	548,078	461,620	488,663
Other non-current assets	1,170,489	1,190,060	1,407,459

Total assets	21,011,837	20,644,593	23,801,588

Current liabilities	7,550,330	6,754,175	9,132,943
Non-current liabilities	2,837,432	4,127,993	5,007,525

Total liabilities	10,387,762	10,882,168	14,140,468

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	276	(305)	(893)
Retained earnings	6,583,607	5,722,538	5,621,821

Total equity	10,624,075	9,762,425	9,661,120

(Unit: In millions of Won, except for per share data)
Description	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenue	25,383,670	25,854,183	28,672,355
Operating profit	984,790	753,550	626,478
Operating profit from continuing operations	973,118	99,672	28,549
Profit for the period	973,118	99,672	28,549
Basic earnings per share	2,720	279	80
Diluted earnings per share	2,720	279	80

C.	Consolidated subsidiaries (as of December 31, 2014)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Limited	Manufacturing	China	51%
L&T Display Technology (Fujian) Limited	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of December 31, 2014)

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd. (1)	CNY	2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.(2)	PLN	511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.(3)	CNY	1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Limited	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Limited	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	955,915,000	April 19, 2010	100%
LG Display U.S.A. Inc.	US$	10,920,000	December 8, 2011	100%
Nanumnuri Co., Ltd.	￦	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	4,254,002,206	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9,000,000	March 21, 2014	100%
MMT (Money Market Trust)	￦	18,100,000,000	June 11, 2007	100%
Suzhou Raken Technology Co., Ltd.	CNY	637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	￦	12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	￦	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦	11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16(4)	￦	14,064,704,518	December 7, 2009	31%
Can Yang Investment Ltd.	CNY	93,740,124	January 27, 2010	9%
YAS Co., Ltd.	￦	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	￦	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦	10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦	2,000,000,000	April 10, 2012	20%

Changes since September 30, 2014:

(1)	In December 2014, we invested CNY103 million in LG Display Nanjing Co., Ltd. The investment did not affect our percentage interest.
(2)	In November 2014, Toshiba Corporation exercised its put option on its 20% equity interest in LG Display Poland Sp. Zo.o., and we acquired the 20% equity interest for EUR27 million. Accordingly, our percentage interest increased to 100%.
(3)	In December 2014, we invested US$108 million in LG Display Guangzhou Co., Ltd. The investment did not affect our percentage interest.
(4)	In December 2014, we received a distribution of ￦3,646 million as return of principal from our investments in LB Gemini New Growth Fund No. 16. The distribution did not affect our percentage interest.

•	In December 2014, we sold our entire equity interest in LG Display Reynosa S.A. de C.V. for US$6 million.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)
Description	2014		2013		2012
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation (1)	910 (326	) (2)	910 (325	) (2)	850 (285	) (2)
Time required	16,380		16,202		16,792

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)
Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2014, while increased competition and volatility in foreign exchange rates presented risks to our business, the migration in demand for larger sized television panels contributed to the general stabilization of the average selling price of LCD panels per square meter of net display area shipped. Even in the midst of intense competition, our profits increased in 2014 compared to 2013 due to our market leading technologies and differentiated products. We increased our profitability by increasing the proportion of market leading differentiated products, such as Ultra HD television panels with M+ technology, desktop monitor panels with IPS technology, high definition mobile panels and other differentiated display panels. We are also preparing for our future by strengthening our OLED panel business, which are the next generation display products.

With respect to each of our business areas:

•	Television. In line with an increase in market demand for larger sized television panels with higher resolutions, the proportion of our large-sized television panels sold in our product mix increased in 2014 compared to 2013. We were also able to increase our market share in the Ultra HD television panel market with sales of our Ultra HD television panels with IPS, copper line, M+ and other competitive technologies.

•	IT/Mobile. We strengthened our profitability in this business area with our panels with IPS technology. We strengthened our product lineup by increasing the proportion of differentiated products, such as desktop and notebook panels with IPS technology, 21:9 screen aspect ratio curved desktop monitor panels, large-sized Quad HD smartphone panels with narrow bezels and other premium display panels.

•	OLED. We strengthened our foundations in this business area by diversifying our products and customer base. We improved our capabilities to mass produce large-sized OLED television panels by improving production yields and increasing production capacity. We are also leading the market for new and differentiated OLED panels for small-sized products with our OLED panels for wearable devices and curved OLED smartphone panels. We plan to gradually expand and advance our OLED business by creating a separate division for our OLED business.

As a result of these accomplishments, we were able to record an annual revenue of ￦26,456 billion and an operating profit of ￦1,357 billion for the year ended 2014.

C.	Financial condition and results of operations

(1)	Results of operations

In 2014, the proportion of differentiated products in our product mix, such as our television, IT and mobile display panels utilizing IPS, copper line, M+, Advanced In-cell Touch, FPR 3D and other differentiated technologies, continued to increase. In addition, with respect to OLED technology, which is the next generation in display panel technology, we were a step ahead of our competition with our technology and production know-how and were the first to introduce 65-inch and 77-inch Ultra HD OLED television panels to the market. As for small-sized OLED panels, we were also able to introduce smartphone and wearable panels based on our plastic OLED technology and are quickly preparing ourselves for the future markets for OLED panels.

Even though the market for display panels is shifting toward display panels in open cell form (i.e., without a backlight unit), we were able to limit the impact of this trend through increased sales of differentiated products, and as a result, our revenue only decreased by 2% from ￦27,033 billion in 2013 to ￦26,456 billion in 2014. However, our operating profit increased by 17% from ￦1,163 billion in 2013 to ￦1,357 billion in 2014, and profit for the year increased by 119% from ￦419 billion in 2013 to ￦917 billion in 2014 mainly due to our efforts to increase the proportion of high value added, technologically competitive products in our product mix and decrease costs.

(Unit: In millions of Won)
Description	2014	2013	Changes
Revenue	26,455,529	27,033,035	(577,506)
Cost of sales	(22,667,134)	(23,524,851)	857,717
Gross profit	3,788,395	3,508,184	280,211
Selling expenses	(746,686)	(731,521)	(15,165)
Administrative expenses	(520,160)	(517,622)	(2,538)
Research and development expenses	(1,164,294)	(1,095,727)	(68,567)
Operating profit	1,357,255	1,163,314	193,941
Finance income	105,443	185,011	(79,568)
Finance costs	(215,536)	(381,851)	166,315
Other non-operating income	1,071,903	1,108,754	(36,851)
Other non-operating expenses	(1,095,071)	(1,268,588)	173,517
Equity income on investment, net	17,963	23,665	(5,702)
Profit before income tax	1,241,957	830,305	411,652
Income tax expense	324,553	411,332	(86,779)
Profit for the period	917,404	418,973	498,431

(a)	Selected financial ratios

Ratios	Calculation	2014 Ratio	2013 Ratio	Percentage Point Change
Current ratio	(current assets ÷ current liabilities) x 100	122.4%	113.9%	8.5%
Debt to equity ratio	(total liabilities ÷ total equity) x 100	94.9%	101.1%	(6.2)%
Operating margin	(results from operating activities ÷ revenue) x 100	5.1%	4.3%	0.8%
Net margin	(profit for the period ÷ revenue) x 100	3.5%	1.5%	2.0%
Return on assets	(profit for the period ÷ total assets) x 100	4.0%	1.9%	2.1%
Return on equity	(profit for the period ÷ total equity) x 100	7.8%	3.9%	3.9%
Net cash from operating activities to assets ratio	(net cash from operating activities ÷ total assets) x 100	12.5%	16.5%	(4.0)%

Ratios	Calculation	2014 Ratio
Revenue growth	(current year revenue ÷ prior year revenue) x 100 -1	(2.1)%
Operating profit growth	(current year results from operating activities ÷ prior year results from operating activities) x 100 -1	16.7%
Net profit growth	(current year profit ÷ prior year profit) x 100 -1	119.0%

Total assets growth	(current year end total assets ÷ prior year end total assets) x 100 -1	5.8%

Asset turnover	Revenue ÷ ((total assets at beginning of year + total assets at end of year) ÷ 2)	1.2

(b)	Revenue and cost of sales

Our cost of sales as a percentage of revenue decreased by 1.3 percentage points from 87.0% in 2013 to 85.7% in 2014 primarily due to our continued efforts to reduce costs and increase the proportion of high value added products, which tend to command higher margins, in our product mix.

(Unit: In millions of Won, except percentages)
			Changes
Description	2014	2013	Amount	Percentage
Revenue	26,455,529	27,033,035	(577,506)	(2.1)%
Cost of sales	22,667,134	23,524,851	(857,717)	(3.6)%
Gross profit	3,788,395	3,508,184	280,211	8.0%
Cost of sales as a percentage of sales	85.7%	87.0%	—	—

(c)	Sales by category

Revenue attributable to sales of panels for mobile applications and others as a percentage of total revenue increased by 6.1 percentage points in 2014 compared to 2013 due to an increase in demand for larger high resolution smartphone panels during the same period. Partly as a result of the increase in revenue attributable to sale of panels for mobile applications and others, revenue attributable to sale of panels for televisions as a percentage of total revenue decreased.

Categories	2014	2013	Difference
Panels for televisions	39.4%	43.6%	(4.2)%
Panels for desktop monitors	17.6%	19.4%	(1.8)%
Panels for notebook computers	10.1%	10.4%	(0.3)%
Panels for tablet computers	13.4%	13.2%	0.2%
Panels for mobile applications and others	19.5%	13.4%	6.1%

(d)	Production capacity

Our annual production capacity increased by 4% in 2014 compared to 2013, in large part due to the commencement of mass production at GP1 in China, which was built in anticipation of an increase in demand for larger display panels.

(2)	Financial condition

Our current assets increased by ￦1,509 billion from ￦7,732 billion as of December 31, 2013 to ￦9,241 billion as of December 31, 2014, and our non-current assets decreased by ￦257 billion from ￦13,983 billion as of December 31, 2013 to ￦13,726 billion as of December 31, 2014. Our current liabilities increased by ￦761 billion from ￦6,789 billion as of December 31, 2013 to ￦7,550 billion as of December 31, 2014, and our non-current liabilities decreased by ￦495 billion from ￦4,129 billion as of December 31, 2013 to ￦3,634 billion as of December 31, 2014. Our total equity increased by ￦986 billion from ￦10,797 billion as of December 31, 2013 to ￦11,783 billion as of December 31, 2014.

	(Unit: In millions of Won)
Description	2014	2013	Changes
Current assets	9,240,629	7,731,788	1,508,841
Non-current assets	13,726,394	13,983,496	(257,102)

Total assets	22,967,023	21,715,284	1,251,739

Current liabilities	7,549,556	6,788,919	760,637
Non-current liabilities	3,634,057	4,128,945	(494,888)

Total liabilities	11,183,613	10,917,864	265,749

Share capital	1,789,079	1,789,079	—
Share premium	2,251,113	2,251,113	—
Reserves	(63,843)	(91,674)	27,831
Retained earnings	7,455,063	6,662,655	792,408
Non-controlling interest	351,998	186,247	165,751

Total equity	11,783,410	10,797,420	985,990

Total liabilities and equity	22,967,023	21,715,284	1,251,739

Due in part to an increase in the proportion of our large-sized, high value added panels in our product mix in 2014 compared to 2013, our inventory increased by ￦821 billion from ￦1,933 billion in December 31, 2013 to ￦2,754 billion December 31, 2014.

Net trade accounts and notes receivable as of December 31, 2014 was ￦3,445 billion, an increase of ￦316 billion from net trade accounts and notes receivable as of December 31, 2013. Trade accounts and notes receivable amounting to approximately ￦1,690 billion (US$1,537 million) and approximately ￦1,105 billion (US$1,048 million) were sold to financial institutions, but are current and outstanding, as of December 31, 2014 and 2013, respectively.

The book value of our total tangible assets as of December 31, 2014 was ￦11,403 billion, a decrease of ￦406 billion from the book value of our total tangible assets as of December 31, 2013. The decrease was primarily due to completion of depreciation of certain of our production facilities, such as the second expansion to our P8 fabrication facility, which outpaced increases resulting from investments in production facilities.

Trade accounts and notes payable as of December 31, 2014 was ￦3,392 billion, an increase of ￦392 billion from trade accounts and notes payable as of December 31, 2013. The increase was primarily due to an increase in the production of large-sized and high value added display panels, which tend to entail more expensive component and raw material costs, in 2014 compared to 2013.

Other accounts payable as of December 31, 2014 was ￦1,508 billion, an increase of ￦538 billion from other accounts payable as of December 31, 2013. The decrease was primarily due to the accounts payable in connection with the construction of GP1 in 2014.

(3)	Liquidity and capital resources

In 2014, our net cash from operating activities amounted to ￦2,865 billion, our net cash provided by financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to ￦405 billion, and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to ￦3,451 billion.

In 2014, our capital expenditures on a cash out basis was ￦3 trillion, which was used primarily to fund the expansion of our OLED and LTPS-based panel production capacities for larger panels and panels for small- to medium-sized devices, as well as to fund the construction of GP1 in anticipation of increasing demand from China.

	(Unit: In millions of Won)
Description	2014	2013	Changes
Results from operating activities	1,357,255	1,163,314	193,941
Net cash provided by operating activities	2,864,521	3,584,773	(720,252)
Net cash provided by (used in) financing activities	404,659	(390,984)	795,643
Net cash used in investing activities	(3,451,279)	(4,504,321)	1,053,042
Cash and cash equivalents at December 31,	889,839	1,021,870	(132,031)

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2014 our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2014)
Name	Position	Primary responsibility
Yu Sig Kang (1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Tae Sik Ahn(2)	Outside Director	Related to the overall management
Jin Jang	Outside Director	Related to the overall management
Dongil Kwon	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Tae Sik Ahn stepped down as an outside director on January 15, 2015 before the end of his term.

(As of the date of this report)
Name	Position	Primary responsibility
Yu Sig Kang (1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han (2)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Dongil Kwon (3)	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang (4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(3)	Dongil Kwon was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(4)	Sung-Sik Hwang was appointed as an outside director by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.

B.	Committees of the board of directors

As of December 31, 2014, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of December 31, 2014)
Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn(1), Joon Park, Jin Jang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Tae Sik Ahn(1), Dongil Kwon
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Tae Sik Ahn stepped down as a member of the audit committee and the outside director nomination committee of the board of directors on January 15, 2015 before the end of his term.

(As of the date of this report)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park, Jin Jang, Sung-Sik Hwang (1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang (2), Joon Park (2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Sung-Sik Hwang was appointed as member of the audit committee of the board of directors by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.
(2)	Jin Jang and Joon Park were appointed as members of the outside director nomination committee of the board of directors by the board of directors on January 27, 2015.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2014): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2014): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2014:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	5,014	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of December 31, 2014:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service (1)	36,344,223	10.16%

(1)	On February 24, 2015, the National Pension Service disclosed that it held 35,749,428 shares of our common stock equating to a 9.99% equity interest in us.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2014

	(Unit: person, in millions of Won)
Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	1,907	(3)	636
Outside directors who are not audit committee members	1	66		66
Outside directors who are audit committee members	3	198		66

Total	7	2,171		—

(1)	Number of directors as at December 31, 2014.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2014.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2014

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,408	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han	Total annual remuneration

	•	￦1,408 million (consisting of ￦1,046 million in salary and ￦362 million in bonus).

Salary

	•	Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

	•	Annual salary is equally divided and paid on a monthly basis.

Bonus

	•	Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

	•	Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

• Financial indicators: For the year ended December 31, 2013, revenue was ￦27,033 billion and EBITDA(1) was ￦4,998 billion, which was a 1% improvement in the EBITDA to revenue ratio compared to the previous year’s EBITDA to revenue ratio.

• Non-financial indictors: We were the first to introduce OLED television panels and secure a competitive advantage, we improved our product mix by increasing the proportion of high value added products, we improved production efficiency and restructured our LCD business and Mr. Han showed leadership in leading us.

(1)	In this report under K-IFRS, EBITDA is defined as operating profit plus depreciation and amortization expenses.

(3)	Stock options

Not applicable.

B.	Employees

As of December 31, 2014, we had 32,434 employees (excluding our executive officers). On average, our male employees have served 7.1 years and our female employees have served 5.2 years. The total amount of salary paid to our employees for the year ended December 31, 2014 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,429,189 million for our male employees and ￦399,702 million for our female employees. The following table provides details of our employees as of December 31, 2014

	(Unit: person, in millions of Won, year)
	Number of employees (1)	Total salary in 2014 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	23,356	1,429,189	60.7	7.1
Female	9,078	399,702	42.6	5.2

Total	32,434	1,828,891	55.5	6.6

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2014 was ￦342,989 million and the per capita welfare benefit provided was ￦10.4 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,545, female: 9,379) for the year ended December 31, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2014 and 2013, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The accompanying consolidated financial statements of the Group as of December 31, 2013 and for the year then ended were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
February 17, 2015

This report is effective as of February 17, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	6, 13	￦	889,839	1,021,870
Deposits in banks	6, 13		1,526,482	1,301,539
Trade accounts and notes receivable, net	7, 13, 19, 22		3,444,477	3,128,626
Other accounts receivable, net	7, 13		119,478	89,545
Other current financial assets	9, 13		3,250	919
Inventories	8		2,754,098	1,933,241
Prepaid income taxes			6,340	4,066
Other current assets	7		496,665	251,982

Total current assets			9,240,629	7,731,788

Deposits in banks	6,13		8,427	13
Investments in equity accounted investees	10		407,644	406,536
Other non-current financial assets	9,13		33,611	46,246
Property, plant and equipment, net	11,23		11,402,866	11,808,334
Intangible assets, net	12,23		576,670	468,185
Deferred tax assets	29		1,036,507	1,037,000
Other non-current assets	7		260,669	217,182

Total non-current assets			13,726,394	13,983,496

Total assets		￦	22,967,023	21,715,284

Liabilities
Trade accounts and notes payable	13, 22	￦	3,391,635	2,999,522
Current financial liabilities	13, 14		967,909	907,942
Other accounts payable	13		1,508,158	1,454,339
Accrued expenses			740,492	491,236
Income tax payable			227,714	46,777
Provisions	18		193,884	200,731
Advances received	19		488,379	656,775
Other current liabilities	18		31,385	31,597

Total current liabilities			7,549,556	6,788,919

Non-current financial liabilities	13, 14		3,279,477	2,994,837
Non-current provisions	18		8,014	5,005
Defined benefit liabilities, net	17		324,180	319,087
Long-term advances received	19		—	427,397
Deferred tax liabilities	29		245	119
Other non-current liabilities	18		22,141	382,500

Total non-current liabilities			3,634,057	4,128,945

Total liabilities			11,183,613	10,917,864

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(63,843)	(91,674)
Retained earnings			7,455,063	6,662,655

Total equity attributable to owners of the Controlling Company			11,431,412	10,611,173

Non-controlling interests			351,998	186,247

Total equity			11,783,410	10,797,420

Total liabilities and equity		￦	22,967,023	21,715,284

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Revenue	22, 23, 24	￦	26,455,529	27,033,035
Cost of sales	8, 22		(22,667,134)	(23,524,851)

Gross profit			3,788,395	3,508,184

Selling expenses	16		(746,686)	(731,521)
Administrative expenses	16		(520,160)	(517,622)
Research and development expenses			(1,164,294)	(1,095,727)

Operating profit			1,357,255	1,163,314

Finance income	27		105,443	185,011
Finance costs	27		(215,536)	(381,851)
Other non-operating income	25		1,071,903	1,108,754
Other non-operating expenses	25		(1,095,071)	(1,268,588)
Equity in income of equity accounted investees, net			17,963	23,665

Profit before income tax			1,241,957	830,305
Income tax expense	28		(324,553)	(411,332)

Profit for the year			917,404	418,973

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17,28		(147,633)	998
Related income tax	17,28		35,773	(334)

			(111,860)	664
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		982	826
Foreign currency translation differences for foreign operations	27,28		37,739	(22,100)
Share of loss from sale of treasury stocks by associates	28		(1,360)	(802)
Related income tax	28		(119)	(225)

			37,242	(22,301)

Other comprehensive loss for the year, net of income tax			(74,618)	(21,637)

Total comprehensive income for the year		￦	842,786	397,336

Profit (loss) attributable to:
Owners of the Controlling Company			904,268	426,118
Non-controlling interests			13,136	(7,145)

Profit for the year		￦	917,404	418,973

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			820,239	404,478
Non-controlling interests			22,547	(7,142)

Total comprehensive income for the year		￦	842,786	397,336

Earnings per share (In won)
Basic earnings per share	30	￦	2,527	1,191

Diluted earnings per share	30	￦	2,527	1,191

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Attributable to owners of the Controlling Company
				Share of gain(loss)
				from sale of
	Share		Share	treasury stocks	Fair value	Translation	Retained	Non-controlling	Total
(In millions of won)	capital		premium	by associates	reserve	reserve	earnings	interests	equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests, and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	796	—	—	—	796
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	28,395	—	9,411	37,806
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(111,860)	—	(111,860)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(1,360)	—	—	—	—	(1,360)

Total other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

Total comprehensive income (loss) for the year	￦	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit for the year		￦	917,404	418,973
Adjustments for:
Income tax expense	28		324,553	411,332
Depreciation	11, 15		3,222,085	3,598,472
Amortization of intangible assets	12, 15		270,226	236,046
Gain on foreign currency translation			(63,626)	(76,111)
Loss on foreign currency translation			89,453	55,870
Expenses related to defined benefit plans	17, 26		196,756	159,453
Gain on disposal of property, plant and equipment			(8,989)	(9,620)
Loss on disposal of property, plant and equipment			2,173	1,639
Impairment loss on property, plant and equipment			8,097	853
Loss on disposal of intangible assets			672	452
Impairment loss on intangible assets			492	1,661
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(55,655)	(52,862)
Finance costs			148,129	163,183
Equity in income of equity method accounted investees, net	10		(17,963)	(23,665)
Other income			(14,508)	(412)
Other expenses			277,128	351,953

			4,379,023	4,817,948

Change in trade accounts and notes receivable			(921,433)	(251,752)
Change in other accounts receivable			(14,195)	133,734
Change in other current assets			(219,599)	89,456
Change in inventories			(823,497)	456,766
Change in other non-current assets			(93,987)	(120,054)
Change in trade accounts and notes payable			390,046	(1,110,098)
Change in other accounts payable			(229,679)	(289,441)
Change in accrued expenses			245,373	68,162
Change in other current liabilities			(18,242)	(7,846)
Change in other non-current liabilities			18,248	9,808
Change in provisions			(187,021)	(315,266)
Change in defined benefit liabilities, net			(339,482)	(19,627)

			(2,193,468)	(1,356,158)

Cash generated from operating activities			3,102,959	3,880,763
Income taxes paid			(110,720)	(159,286)
Interests received			39,452	36,686
Interests paid			(167,170)	(173,390)

Net cash provided by operating activities		￦	2,864,521	3,584,773

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from investing activities:
Dividends received		￦	1,340	14,582
Proceeds from withdrawal of deposits in banks			1,651,176	1,657,082
Increase in deposits in banks			(1,884,533)	(2,644,204)
Acquisition of investments in equity accounted investees			(324)	(18,744)
Proceeds from disposal of investments in equity accounted investees			8,832	5,023
Acquisition of property, plant and equipment			(2,982,549)	(3,473,059)
Proceeds from disposal of property, plant and equipment			39,647	39,838
Acquisition of intangible assets			(353,298)	(184,754)
Proceeds from disposal of intangible assets			—	1,902
Government grants received			49,424	59,629
Proceeds from collection of short-term loans			8	2
Proceeds from disposal of other financial assets			82	—
Acquisition of other non-current financial assets			(5,129)	(5,410)
Proceeds from disposal of other non-current financial assets			15,500	43,792
Net cash inflow from disposal of subsidiaries, net of cash transferred			8,545	—

Net cash used in investing activities			(3,451,279)	(4,504,321)

Cash flows from financing activities:
Proceeds from short-term borrowings			219,839	1,430,041
Repayments of short-term borrowings			(14,747)	(1,444,717)
Proceeds from issuance of debentures			597,563	587,603
Proceeds from long-term debt			846,759	372,785
Repayments of long-term debt			(503,618)	(301,229)
Repayments of current portion of long-term debt and debentures			(887,296)	(1,195,340)
Capital contribution from non-controlling interests			146,159	159,873

Net cash provided by (used in) financing activities			404,659	(390,984)

Net decrease in cash and cash equivalents			(182,099)	(1,310,532)
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			50,068	(6,259)

Cash and cash equivalents at December 31		￦	889,839	1,021,870

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116

LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4

LG Display Poland Sp. z o.o.(*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511

LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4

L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116

LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	956

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21,2012	Janitorial services	KRW	800

LG Display China Co., Ltd. (*6)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	6,103

Unified Innovative Technology, LLC (*7)	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD	9

Money Market Trust	Seoul, South Korea	100%	December 31	-	Money market trust	KRW	18,100

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In December 2014, the Controlling Company invested ￦18,112 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. Toshiba’s investment in LGDWR had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options. In November 2014, Toshiba exercised its put option in whole at ￦37,128 million.
(*4)	In December 2014, the Controlling Company invested ￦119,400 million in cash for the capital increase of LG Display Guangzhou Co., Ltd. (“LGDGZ”). There was no change in the Controlling Company’s ownership percentage in LGDGZ as a result of this additional investment.
(*5)	In June 2014, the Controlling Company invested in ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(*6)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*7)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT.

In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦276 million for the difference between the disposal amount and the carrying amount as finance income. In December 2014, the Controlling Company disposed of the entire investments in LG Display Reynosa S.A. de C.V. at ￦6,484 million and recognized ￦4,157 million for the difference between the disposal amount and the carrying amount as finance cost.

Dividends received from consolidated subsidiaries for the years ended December 31, 2014 and 2013 amounted to ￦430,534 million and zero, respectively.

(c)	Cash flows from loss of control of the subsidiaries and carrying amount of assets and liabilities of the subsidiaries upon disposal

(i) LUCOM Display Technology (Kunshan) Limited

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary:
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

1.	Reporting Entity, Continued

(c)	Cash flows from loss of control of the subsidiary and carrying amount of assets and liabilities of the subsidiary upon disposal, Continued

(ii) LG Display Reynosa S.A. de C.V.

(In millions of won)	Amount
Total consideration received	￦	6,484
Cash and cash equivalents held by the subsidiary at disposal		(348)

Net cash flow		6,136

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	5,559
Property, plant and equipment, net		2,414
Other assets		2,719
Liabilities of the disposed subsidiary:
Other liabilities		399

(d)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2014				2014
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,867,934	1,823,178	44,756	9,019,130	3,142
LG Display Japan Co., Ltd.		171,716	153,741	17,975	1,608,510	1,675
LG Display Germany GmbH		448,851	443,062	5,789	2,955,383	1,770
LG Display Taiwan Co., Ltd.		399,524	389,753	9,771	2,195,670	2,374
LG Display Nanjing Co., Ltd.		709,192	82,789	626,403	396,246	32,917
LG Display Shanghai Co., Ltd.		553,749	514,407	39,342	2,372,405	5,873
LG Display Poland Sp. z o.o.		199,585	11,308	188,277	76,023	30,293
LG Display Guangzhou Co., Ltd.		1,959,569	1,092,161	867,408	2,277,400	164,663
LG Display Shenzhen Co., Ltd.		306,757	291,645	15,112	2,056,861	1,481
LG Display Singapore Pte. Ltd.		251,422	250,199	1,223	1,209,181	1,947
L&T Display Technology (Xiamen) Limited		6,531	24,617	(18,086)	—	(335)
L&T Display Technology (Fujian) Limited		314,948	251,941	63,007	1,187,511	17,446
LG Display Yantai Co., Ltd.		1,346,589	1,032,278	314,311	1,049,993	76,860
LG Display U.S.A., Inc.		23,191	10,117	13,074	131,622	(3,672)
Nanumnuri Co., Ltd.		2,567	1,305	1,262	9,538	406
LG Display China Co., Ltd.		2,208,485	1,123,609	1,084,876	689,102	16,511
Unified Innovative Technology, LLC		9,118	19	9,099	—	(762)

	￦	10,779,728	7,496,129	3,283,599	27,234,575	352,589

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2013				2013
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. z o.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,307,006	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	550,482	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	66,491	(3,134)
LG Display U.S.A., Inc.(*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,008,006	306,916

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(e)	Associates and Joint ventures (Equity Method Investees) as of December 31, 2014

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	138,912
Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		28,733
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		77,162
TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconductor parts		5,400
AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,680
New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		41,199

LIG ADP Co., Ltd. (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,094

WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages		23,111

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		14,396

Can Yang Investments Limited (*2)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		9,467

1.	Reporting Entity, Continued

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
YAS Co., Ltd. (*2)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	11,019
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,503

AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs		18,773
Glonix Co., Ltd.	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		195

							￦	407,644

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No. 16 (“the Fund”). In January, March, September and December 2014, the Controlling Company received ￦1,035 million, ￦921 million, ￦1,596 million and ￦3,646 million, respectively, from the Fund as capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.

In March 2014, the Controlling Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,634 million and recognized ￦156 million for the difference between the disposal amount and the carrying amount as finance cost.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 13, 2015.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2014 are as follows.

•	Amendments to K-IFRS No. 1032, Financial Instruments: Presentation

•	Amendments to K-IFRS No. 1036, Impairment of Assets, and

•	K-IFRS No. 2121, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The Group has adopted amendments to K-IFRS No. 1032, Financial Instruments: Presentation, since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. There is no impact of applying this amendment on the consolidated financial statements.

(ii) Disclosure of the recoverable amount

The Group has adopted amendments to K-IFRS No. 1036, Impairment of Assets, since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements. There is no significant impact of applying this amendment on the consolidated financial statements.

(iii) Levies

The Group has adopted K-IFRS No. 2121, Levies, since January 1, 2014. K-IFRS No. 2121 is an Interpretation of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. K-IFRS No. 1037 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense. There is no impact of applying this interpretation on the consolidated financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

5.	Risk Management, Continued

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

ii) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2014		December 31, 2013
Total liabilities	￦	11,183,613	10,917,864
Total equity		11,783,410	10,797,420
Cash and deposits in banks (*1)		2,416,321	2,323,409
Borrowings (including bonds)		4,247,386	3,902,779
Total liabilities to equity ratio		95%	101%
Net borrowings to equity ratio (*2)		16%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current assets
Cash and cash equivalents
Demand deposits	￦	889,839	1,021,870
Deposits in banks
Time deposits	￦	1,453,677	1,231,539
Restricted cash (*)		72,805	70,000

	￦	1,526,482	1,301,539

Non-current assets
Deposits in banks
Restricted cash (*)		8,427	13

	￦	2,424,748	2,323,422

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Trade, net	￦	2,572,880	2,441,087
Due from related parties		871,597	687,539

	￦	3,444,477	3,128,626

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Non-trade accounts receivable, net	￦	101,027	79,055
Accrued income		18,451	10,482
Short-term loans		—	8

	￦	119,478	89,545

Due from related parties included in other accounts receivable, as of December 31, 2014 and 2013 are ￦13,694 million and ￦5,005 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Advance payments	￦	11,960	10,854
Prepaid expenses		48,858	50,234
Value added tax refundable		435,847	187,337
Others		—	3,557

	￦	496,665	251,982

Non-current assets
Long-term prepaid expenses	￦	257,769	213,682
Others		2,900	3,500

	￦	260,669	217,182

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Finished goods	￦	1,200,592	733,987
Work-in-process		745,614	605,718
Raw materials		426,380	261,947
Supplies		381,512	331,589

	￦	2,754,098	1,933,241

For the years ended December 31, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	22,667,134	23,524,851
Including: inventory write-downs		332,699	211,363
Including: reversal and usage of inventory write downs		(211,363)	(135,720)

There were no significant reversals of inventory write-downs recognized during 2014 and 2013.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Deposits	￦	681	919
Available-for-sale financial assets		2,569	—

	￦	3,250	919

Non-current assets
Available-for-sale financial assets	￦	6,831	16,908
Deposits		18,921	20,520
Long-term other accounts receivable		7,859	8,818

	￦	33,611	46,246

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Debt securities
Government bonds	￦	2,569	—

Non-current assets
Debt securities
Government bonds	￦	668	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		—	11,281
Henghao Technology Co., Ltd.		3,372	—
Other		118	116

		6,163	14,070

	￦	9,400	16,908

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2014		December 31, 2013
Suzhou Raken Technology Co., Ltd.	￦	138,912	134,508
Global OLED Technology LLC		28,733	31,162
Paju Electric Glass Co., Ltd.		77,162	79,417
TLI Inc. (*)		5,400	5,596
AVACO Co., Ltd. (*)		11,680	8,892
New Optics Ltd.		41,199	34,095
LIG ADP Co., Ltd.(*)		2,094	1,523
WooRee E&L Co. Ltd (*)		23,111	27,273
LB Gemini New Growth Fund No.16		14,396	19,483
Can Yang Investments Limited		9,467	11,754
YAS Co., Ltd.		11,019	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.		—	1,830
Narenanotech Corporation		25,503	25,497
AVATEC Co., Ltd.(*)		18,773	15,680
Glonix Co., Ltd.		195	—

	￦	407,644	406,536

(*)	Based on quoted market prices at December 31, 2014, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co. Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦6,891 million, ￦10,437 million, ￦12,630 million, ￦14,688 million and ￦31,270 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2014 and 2013 amounted to ￦1,058 million and ￦14,276 million, respectively.

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2013 and 2014 of significant joint venture are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2013
Total assets	￦	473,486	624,546
Current assets		373,640	513,044
Non-current assets		99,846	111,502
Total liabilities		199,313	360,146
Current liabilities		199,313	360,146

(In millions of won)	2014		2013
Revenue	￦	1,177,261	1,789,364
Profit for the year		5,452	8,077
Other comprehensive income		4,321	3,024
Total comprehensive income		9,773	11,101

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2013
Cash and cash equivalents	￦	18,648	28,165

(In millions of won)	2014		2013
Depreciation	￦	9,611	11,607
Amortization		531	619
Interest income		4,043	2,323
Interest expense		17	307
Income tax expense		2,704	2,070

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of significant joint ventures to their carrying value in the consolidated financial statements as of December 31, 2014 and 2013 are as follows:

(i) As of December 31, 2014

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	274,173	51%	139,828	(916)	138,912

(ii) As of December 31, 2013

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2014

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint venture	￦	28,733	(3,461)	1,032	(2,429)
Individually non-significant associates		239,999	19,224	(10,369)	8,855

(ii) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
		2014
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	134,508	—	—	2,200	2,204	—	138,912
Associates	Individually non-significant joint venture		31,162	—	—	(3,461)	1,032	—	28,733
	Individually non-significant associates		240,866	(8,664)	(1,058)	19,224	(10,369)	—	239,999

		￦	406,536	(8,664)	(1,058)	17,963	(7,133)	—	407,644

(In millions of won)
		2013
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
Associates	Individually non-significant joint venture		39,760	(3,656)	—	(4,388)	(554)	—	31,162
	Individually non-significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533
Accumulated depreciation as of January 1, 2014		—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)
Accumulated impairment loss as of January 1, 2014	￦	—	—	(839)	(1)	—	(13)	(853)

Book value as of January 1, 2014		438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334
Additions		—	—	—	—	2,868,331	—	2,868,331
Depreciation		—	(269,049)	(2,878,246)	(55,090)	—	(19,700)	(3,222,085)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,507)	(14,786)	(124)	(4,414)	(222)	(32,831)
Change due to disposal of a subsidiary		—	—	(3,280)	(2,453)	—	(782)	(6,515)
Others (*2)		4	336,522	4,052,158	66,809	(4,477,903)	22,410	—
Effect of movements in exchange rates		—	5,814	47,454	317	(8,852)	420	45,153
Subsidy received		—	—	(49,424)	—	—	—	(49,424)

Book value as of December 31, 2014	￦	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866

Acquisition cost as of December 31, 2014	￦	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250

Accumulated depreciation as of December 31, 2014	￦	—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(8,167)	(1)	—	(13)	(8,181)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013	￦	—	—	—	—	—	—	—

Book value as of January 1, 2013		440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Capitalized borrowing costs	￦	35,771	26,144
Capitalization rate		4.23%	4.56%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243
Accumulated amortization as of January 1, 2014		(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)
Accumulated impairment loss as of January 1, 2014	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014		93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		26,160	—	—	—	84,797	—	—	—	—	110,957
Amortization (*1)		(17,754)	(70,802)	—	(176,700)	—	(3,428)	(1,106)	—	(436)	(270,226)
Disposals		(672)	—	—	—	—	—	—	—	—	(672)
Change due to disposal of a subsidiary		—	(514)	—	—	—	—	—	—	—	(514)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	90,274	—	—	(90,274)	—	—	—	—	—
Effect of movements in exchange rates		—	2,331	—	—	20	—	—	—	—	2,351

Book value as of December 31, 2014	￦	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670

Acquisition cost as of December 31, 2014	￦	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925

Accumulated amortization as of December 31, 2014	￦	(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013		86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions - internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Additions - external purchases		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Cash and cash equivalents	￦	889,839	1,021,870
Deposits in banks		1,534,909	1,301,552
Trade accounts and notes receivable, net		3,444,477	3,128,626
Other accounts receivable, net		119,478	89,545
Available-for-sale financial assets		3,237	2,838
Other non-current financial assets		7,859	8,818
Deposits		19,602	21,439

	￦	6,019,401	5,574,688

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Domestic	￦	406,163	264,703
Euro-zone countries		309,296	302,920
Japan		135,972	111,397
United States		1,300,700	1,048,005
China		746,111	784,597
Taiwan		378,272	438,929
Others		167,963	178,075

	￦	3,444,477	3,128,626

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss

Not past due	￦	3,412,933	(762)	3,091,184	(317)
Past due 1-15 days		26,220	(30)	30,005	(8)
Past due 16-30 days		4,130	(13)	7,504	(1)
Past due 31-60 days		1,830	(18)	82	(1)
Past due more than 60 days		189	(2)	181	(3)

	￦	3,445,302	(825)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014		2013

Balance at the beginning of the year	￦	330	1,019
(Reversal of) Bad debt expense		495	(689)

Balance at the end of the year	￦	825	330

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	649,140	720,878	9,927	10,092	20,073	680,786	—
Unsecured bank loans		1,003,563	1,021,287	266,552	99,823	393,746	260,548	618
Unsecured bond issues		2,594,683	2,799,414	249,662	454,352	1,060,631	1,034,769	—
Trade accounts and notes payable		3,391,635	3,391,635	3,391,635	—	—	—	—
Other accounts payable		1,494,095	1,494,208	1,481,243	12,965	—	—	—
Other non-current liabilities		12,924	14,092	—	—	10,760	3,332	—

	￦	9,146,040	9,441,514	5,399,019	577,232	1,485,210	1,979,435	618

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	December 31, 2014		December 31, 2013
USD	￦	1,052.70	1,094.79	￦	1,099.20	1,055.30
JPY		9.96	11.23		9.20	10.05
CNY		170.83	178.06		176.81	174.09
TWD		34.73	36.89		34.69	35.32
EUR		1,398.37	1,453.39		1,336.52	1,456.26
PLN		334.20	346.39		312.49	351.11
SGD		830.71	875.08		831.75	832.75
BRL		448.16	509.26		413.62	446.75

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2014 and 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2014		December 31, 2013
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦ (15,674)	3,829	15,198	22,224
JPY (5 percent weakening)	(9,701)	(6,169)	(11,007)	(7,526)
CNY (5 percent weakening)	197	(757)	(6,267)	(515)
TWD (5 percent weakening)	46	—	28	(4)
EUR (5 percent weakening)	(360)	1,511	250	1,877
PLN (5 percent weakening)	981	242	669	494
SGD (5 percent weakening)	—	—	31	—
BRL (5 percent weakening)	(533)	(533)	—	—

A stronger won against the above currencies as of December 31, 2014 and 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,427,972	2,326,247
Financial liabilities		(2,822,170)	(3,156,590)

	￦	(394,198)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,425,216)	(746,189)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2014 and 2013 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2014
Variable rate instruments	￦	(10,803)	10,803	(10,803)	10,803

December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	3,237	3,237		14,235	14,235
Assets carried at amortized cost
Cash and cash equivalents	￦	889,839		(*)	1,021,870		(*)
Deposits in banks		1,534,909		(*)	1,301,552		(*)
Trade accounts and notes receivable		3,444,477		(*)	3,128,626		(*)
Other accounts receivable		119,478		(*)	89,545		(*)
Other non-current financial assets		7,859		(*)	8,818		(*)
Deposits		19,602		(*)	21,439		(*)
Liabilities carried at amortized cost
Secured bank loans	￦	649,140	649,140		26,383	26,383
Unsecured bank loans		1,003,563	1,003,590		1,241,981	1,266,521
Unsecured bond issues		2,594,683	2,667,092		2,634,415	2,689,697
Trade accounts and notes payable		3,391,635		(*)	2,999,522		(*)
Other accounts payable		1,494,095	1,493,869		1,374,664	1,374,719
Other non-current liabilities		12,924	13,376		9,879	9,959

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund Vill, L.P.		118	—
Henghao Technology Co., Ltd.		3,372	—

	￦	6,163	2,673

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	December 31, 2014				Valuation
Classification	Level 1		Level 2	Level 3	technique	Input
Liabilities
Secured bank loan	￦	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2013				Valuation	Input
Classification	Level 1		Level 2	Level 3	technique
Liabilities
Secured bank loan	￦	—	—	26,383	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,266,521	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,689,697	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,374,719	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,959	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2014	December 31, 2013

Debentures, loans and others	2.23%~2.60%	2.81%~3.84%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current
Short-term borrowings	￦	223,626	21,090
Current portion of long-term debt		744,283	886,852

	￦	967,909	907,942

Non-current
Won denominated borrowings	￦	4,452	503,968
Foreign currency denominated borrowings		1,289,837	495,991
Bonds		1,985,188	1,994,878

	￦	3,279,477	2,994,837

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Korea Development Bank and others (*)	0.49~0.52	￦	219,839		—
Woori Bank	—		—		90
Industrial and Commercial Bank of China and others	0.66		3,787		21,000

Foreign currency equivalent		USD	203	USD	15
			—	CNY	31

		￦	223,626		21,090

(*)	The Group recognized ￦3,993 million as interest expense in relation to the above short-term borrowings for the year ended December 31, 2014.

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	7,336	11,932

Korea Development Bank and others	4.51~4.96		—	496,632

Less current portion of long-term debt			(2,884)	(4,596)

		￦	4,452	503,968

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2014 (%)(*)	December 31, 2014		December 31, 2013
China Construction Bank and others	3ML+0.90~2.80	￦	1,421,741		738,710

Foreign currency equivalent		USD	1,305	USD	700
Less current portion of long-term debt			(131,904)		(242,719)

		￦	1,289,837		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013

Won denominated bonds (*)
Publicly issued bonds	June 2015~ October 2019	2.40~5.89	￦	2,600,000	2,640,000
Less discount on bonds				(5,317)	(5,585)
Less current portion				(609,495)	(639,537)

			￦	1,985,188	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Changes in inventories	￦	(820,857)	456,766
Purchases of raw materials, merchandise and others		14,384,289	14,293,048
Depreciation and amortization		3,492,311	3,834,518
Outsourcing fees		1,084,460	736,744
Labor cost		2,924,573	2,618,910
Supplies and others		1,021,469	1,025,938
Utility		785,129	730,174
Fees and commissions		498,192	465,902
Shipping costs		245,217	271,570
Advertising		106,509	144,847
Warranty expenses		187,771	116,766
Travel		74,968	59,946
Taxes and dues		70,523	75,983
Others		1,176,098	1,319,329

(*)	￦	25,230,652	26,150,441

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries	￦	256,869	232,362
Expenses related to defined benefit plans		27,618	22,037
Other employee benefits		68,826	70,254
Shipping costs		199,853	215,017
Fees and commissions		182,548	197,237
Depreciation		90,180	96,115
Taxes and dues		25,370	33,998
Advertising		106,509	144,847
Warranty expenses		187,771	116,766
Rent		22,048	23,299
Insurance		11,518	11,887
Travel		23,772	22,564
Training		12,572	12,080
Others		51,392	50,680

	￦	1,266,846	1,249,143

17.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	1,114,689	807,738
Fair value of plan assets		(790,509)	(488,651)

	￦	324,180	319,087

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening defined benefit obligations	￦	807,738	672,370
Current service cost		159,239	149,979
Past service cost		21,990	—
Interest cost		34,596	26,019
Remeasurements (before tax)		144,100	(1,373)
Benefit payments		(54,555)	(41,264)
Transfers from related parties		1,584	2,007
Disposal of a subsidiary		(3)	—

Closing defined benefit obligations	￦	1,114,689	807,738

Weighted average remaining maturity of defined benefit obligations as of December 31, 2014 and 2013 are 13.7 years and 13.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening fair value of plan assets	￦	488,651	491,730
Expected return on plan assets		19,069	16,545
Remeasurements (before tax)		(3,722)	6
Contributions by employer directly to plan assets		330,000	15,000
Benefit payments		(43,489)	(34,630)

Closing fair value of plan assets	￦	790,509	488,651

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Guaranteed deposits in banks	￦	790,509	488,651

As of December 31, 2014, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2015 is ￦107,291 million under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2015.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Current service cost	￦	159,239	149,979
Past service cost		21,990	—
Net interest cost		15,527	9,474

	￦	196,756	159,453

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2014		2013
Cost of sales	￦	157,324	126,716
Selling expenses		11,872	10,478
Administrative expenses		15,252	11,559
Research and development expenses		12,308	10,700

	￦	196,756	159,453

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Balance at January 1	￦	(85,860)	(86,524)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(24,399)	(33,447)
Demographic assumptions		7,016	(3,791)
Financial assumptions		(126,717)	38,611
Return on plan assets		(3,722)	6
Share of associates regarding remeasurements		189	(381)

		(147,633)	998

Income tax		35,773	(334)

Balance at December 31	￦	(197,720)	(85,860)

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2014	December 31, 2013

Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	3.5%	4.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2014	December 31, 2013
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.01%	0.01%
Fifties	Males	0.06%	0.06%
	Females	0.03%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2014 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(132,479)	162,165
Expected rate of salary increase		157,968	(131,892)

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2014 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2014	￦	156,557	47,336	1,843	205,736
Additions		46,681	187,771	—	234,452
Usage and reclassification		(54,935)	(183,143)	(212)	(238,290)

Balance at December 31, 2014	￦	148,303	51,964	1,631	201,898

Current	￦	148,303	43,950	1,631	193,884
Non-current	￦	—	8,014	—	8,014

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Current liabilities
Withholdings	￦	18,991	26,865
Unearned revenues		12,394	4,732

	￦	31,385	31,597

Non-current liabilities
Long-term accrued expenses	￦	594	335,447
Long-term other accounts payable		12,924	39,559
Long-term unearned revenues		8,623	7,494

	￦	22,141	382,500

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,058 million (￦2,262,681 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2014, accounts and notes receivable amounting to USD 200 million (￦219,839 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company Subsidiaries	Shinhan Bank	KRW	100,000	100,000		—	—
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	329,760	USD	56	61,363
	Hongkong & Shanghai Banking Corp.		Not applicable		USD	181	198,595
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	115,416	USD	28	30,655
	Hongkong & Shanghai Banking Corp.	USD	150	164,880	USD	87	95,911
	Sumitomo Mitsui Banking Corporation	USD	200	219,840	USD	139	152,212
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	137,400	USD	91	99,429
	Hongkong & Shanghai Banking Corp.	USD	58	64,182	USD	58	64,182
	Bank of China Limited		Not applicable		USD	12	13,073
LG Display Shenzhen Co., Ltd.	Bank of China Limited		Not applicable		USD	53	58,544
	Standard Chartered Bank		Not applicable		USD	7	7,455

19.	Commitments, Continued

Factoring and securitization of accounts receivable

(In millions of USD and KRW)	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
LG Display Germany GmbH	Citibank	USD	200	219,840	USD	121	133,223
	BNP Paribas	USD	132	145,094	USD	75	82,439
	Commerzbank AG, etc.		Not applicable		USD	21	23,587
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	500	549,600	USD	500	549,567
	Sumitomo Mitsui Banking Corporation	USD	250	274,800	USD	105	115,845
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	98,928	USD	3	3,398

		USD	2,110	2,319,740	USD	1,537	1,689,478

		USD	2,110	2,419,740	USD	1,537	1,689,478

		KRW	100,000		KRW	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2014, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,488 million), USD 15 million (￦16,488 million) with China Construction Bank, USD 80 million (￦87,936 million) with Bank of China, USD 60 million (￦65,952 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦32,976 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (￦219,840 million) and USD 8.5 million (￦9,343 million) from Royal Bank of Scotland for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦6,441 million), CNY 4,225 million (￦747,022 million), TWD 16 million (￦555 million) and PLN 0.2 million (￦62 million), respectively, for their local tax payments.

19.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦65,952 million) and JPY 8,000 million (￦73,611 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2014, the Controlling Company’s balance of advances received from a customer amount to USD 405 million (￦445,183 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 140 million (￦153,888 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (￦659,520 million) from China Construction Bank, as of December 31, 2014, the Group provided its property, plant and equipment and others with carrying amount of ￦1,447,607 million as pledged assets.

20.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

20.	Legal proceedings, Continued

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC and the attorney general of Illinois. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to December 31, 2014.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The dividends of ￦178,908 million (￦500 won per share) are determined by the board of directors in 2015 but have not been paid yet. There are no income tax consequences.

22.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2014 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2014 and 2013 are as follows:

Classification	December 31, 2014	December 31, 2013
Subsidiaries of associates	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd.	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Innotek Huizhou Co., Ltd

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

-

-

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

22.	Related Parties, Continued

Classification	December 31, 2014	December 31, 2013

LG Electronics Taiwan Taipei Co., Ltd.

LG Electronics Shenyang Inc.

LG Electronics RUS, LLC

LG Electronics Nanjing Display Co., Ltd.

LG Electronics Mlawa Sp. z o.o.

LG Electronics Mexicali, S.A. DE C.V.

LG Electronics India Pvt. Ltd.

LG Electronics do Brasil Ltda.

LG Electronics Air-Conditioning (Shandong) Co., Ltd.

LG Electronics (Kunshan) Computer Co., Ltd.

LG Electronics (Hangzhou) Co., Ltd.

LG Electronics Polska Sp. z o.o.

LG Electronics Philippines Inc.

LG Electronics Singapore PTE LTD.

Inspur LG Digital Mobile Communications Co., Ltd.

Hi Logistics Europe B.V.

Hi Logistics (China) Co., Ltd.

LG Electronics Alabama Inc.

LG Electronics Japan, Inc.

LG Electronics U.S.A., Inc.

LG Electronics Vietnam Haiphong Co., Ltd. P.T. LG Electronics Indonesia

Hientech (Tianjin) Co., Ltd.

Hi M Solutek

LG Electronics Taiwan Taipei Co., Ltd.

LG Electronics Shenyang Inc.

LG Electronics RUS, LLC

LG Electronics Nanjing Display Co., Ltd.

LG Electronics Mlawa Sp. z o.o.

LG Electronics Mexicali, S.A. DE C.V.

LG Electronics India Pvt. Ltd.

LG Electronics do Brasil Ltda.

LG Electronics Air-Conditioning (Shandong) Co.,Ltd.

LG Electronics (Kunshan) Computer Co., Ltd.

LG Electronics (Hangzhou) Co., Ltd.

-

-

-

Inspur LG Digital Mobile Communications Co., Ltd.

Hi Logistics Europe B.V.

Hi Logistics (China) Co., Ltd.

-

-

-

-

-

-

22.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term benefits	￦	2,607	2,591
Expenses related to the defined benefit plan		355	1,139

	￦	2,962	3,730

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

22.	Related Parties, Continued

(In millions of won)	2014
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG ADP Co., Ltd.		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shibo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	103,711	1,058	1,445,697	254,467	209,721	20,382

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	2,157,472	—	60,002	267,212	—	73,255

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		193,246	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	￦	960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	￦	4,447,802	—	510,162	29,993	—	83,581

	￦	6,899,765	1,058	2,015,861	551,672	311,551	179,263

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	480,897	12,804	—	—	166,571	2

Associates and their subsidiaries
New Optics Ltd.	￦	—	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	—	666	8,743	—	3,102
TLI Inc.		—	—	58,881	—	—	1,473
AVACO Co., Ltd.		—	—	665	45,067	—	4,762
AVATEC Co., Ltd.		—	292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	265
Paju Electric Glass Co., Ltd.		—	—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		—	880	—	—	—	—
Shibo Electric Co., Ltd.		11,931	—	730,010	—	64,022	59
Narenanotech Corporation		—	300	328	2,061	—	412
Glonix Co., Ltd.		—	—	5,209	—	—	115
ADP System Co., Ltd.		—	—	924	1,524	—	692
YAS Co., Ltd.		—	—	1,941	82,483	—	855

	￦	11,931	1,472	1,610,290	139,878	128,230	26,660

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	—	39,237	208,531	—	38,450

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	—	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	—	5,937	—		151
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—	—

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Shenyang Inc.	￦	156,577	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—	—
LG Electronics Reynosa S.A. DE C.V.		795,326	—	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	—	104
Others		132	—	2,229	—	—	3,703

	￦	4,210,477	—	463,402	29,344	—	46,110

	￦	6,675,086	14,276	2,112,929	377,753	294,801	111,222

22.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	27,750	66,855	—	104,119
Global OLED Technology LLC		—	—	505	—

	￦	27,750	66,855	505	104,119

Associates and their subsidiaries
New Optics Ltd.	￦	440	—	14,785	8,998
LIG ADP Co., Ltd.		—	—	2,471	1,649
TLI Inc.		—	—	14,086	10,418
AVACO Co., Ltd.		—	—	14,236	15,390
AVATEC Co., Ltd.		—	—	10,645	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	247	1,122
Paju Electric Glass Co., Ltd.		—	—	82,792	108,379
Shinbo Electric Co., Ltd.		58,207	4,562	113,660	165,823
Narenanotech Corporation		—	—	1,532	1,766
Glonix Co., Ltd.		—	—	1,752	1,987
ADP System Co., Ltd.		—	—	1,941	1,410
YAS Co., Ltd.		—	—	7,300	17,156

	￦	58,647	4,562	265,447	344,139

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	385,403	278,165	114,291	74,085

22.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	13,825	7,414	—	—
LG Electronics do Brasil Ltda.		12,011	1,750	97	—
LG Electronics Thailand Co., Ltd.		17,792	10,141	—	—
LG Electronics RUS, LLC		71,912	91,018	—	—
LG Innotek Co., Ltd.		4	3	88,661	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		68,754	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,872	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		5,389	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		68,397	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		23,342	79,978	575	216
LG Electronics Shenyang Inc.		15,659	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,394	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		34,668	5,027	94	—
LG Electronics Wroclaw Sp. z o.o.		13,742	11,736	14	—
LG Electronics Vietnam Haiphong Co., Ltd.		13,491	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	7,079	1,867
HiEntech Co., Ltd.		—	—	5,954	1,176
Others		4,239	8,931	5,526	4,541

	￦	413,491	342,962	108,000	92,527

	￦	885,291	692,544	488,243	614,870

23.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2014 and 2013.

(a)	Revenue by geography

(In millions of won)
Region	2014		2013
Domestic	￦	2,608,344	2,691,826
Foreign
China		15,773,847	15,229,822
Asia (excluding China)		3,050,652	3,039,652
United States		2,025,978	2,446,128
Europe (excluding Poland)		1,527,003	2,211,073
Poland		1,469,705	1,414,534

	￦	23,847,185	24,341,209

	￦	26,455,529	27,033,035

Sales to Company A and Company B constituted 28% and 27% of total revenue, respectively, for the year ended December 31, 2014 (2013: 23% and 26%). The Group’s top ten end-brand customers together accounted for 79% of sales for the year ended December 31, 2014 (2013: 76%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2014
	Property, plant and equipment		Intangible assets
Domestic	￦	8,699,862	548,086
Foreign
China		2,588,511	20,954
Others		114,493	7,630

	￦	2,703,004	28,584

	￦	11,402,866	576,670

(In millions of won)
Region	December 31, 2013
	Property, plant and equipment		Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

	￦	1,514,832	6,550

	￦	11,808,334	468,185

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2014		2013
Panels for:
TFT-LCD televisions	￦	10,415,105	11,779,116
Desktop monitors		4,660,151	5,255,564
Tablet products		3,541,607	3,574,812
Notebook computers		2,668,806	2,818,572
Mobile and others		5,169,860	3,604,971

	￦	26,455,529	27,033,035

24.	Revenue

Details of revenue for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Sales of goods	￦	26,415,748	26,982,085
Royalties		14,582	19,405
Others		25,199	31,545

	￦	26,455,529	27,033,035

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Rental income	￦	6,549	10,373
Foreign currency gain		988,366	1,068,646
Gain on disposal of property, plant and equipment		8,989	9,620
Reversal of impairment loss on intangible assets		—	296
Reversal of allowance for doubtful accounts for other receivables		—	412
Commission earned		2,486	3,589
Others (*)		65,513	15,818

	￦	1,071,903	1,108,754

(*)	A gain amounting to ￦34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other non-operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other bad debt expense	￦	531	—
Foreign currency loss		962,693	987,868
Loss on disposal of property, plant and equipment		2,173	1,639
Impairment loss on property, plant, and equipment		8,097	853
Loss on disposal of intangible assets		672	452
Impairment loss on intangible assets		492	1,661
Donations		11,901	16,514
Expenses related to legal proceedings or claims and others		108,512	259,601

	￦	1,095,071	1,268,588

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries and wages	￦	2,351,306	2,084,579
Other employee benefits		408,073	410,253
Contributions to National Pension plan		64,078	61,788
Expenses related to defined benefit plan		196,756	159,453

	￦	3,020,213	2,716,073

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Finance income
Interest income	￦	49,105	39,441
Dividend income		282	306
Foreign currency gain		55,000	141,975
Gain on disposal of available-for-sale financial assets		780	—
Gain on disposal of investment in a subsidiary		276	—
Gain on disposal of investments in equity accounted investees		—	3,289

	￦	105,443	185,011

Finance costs
Interest expense	￦	109,776	158,818
Foreign currency loss		84,649	198,980
Loss on disposal of investment in a subsidiary		4,157	—
Loss on disposal of investments in equity accounted investees		156	2,411
Loss on early redemption of debt		6,986	2,179
Loss on sale of trade accounts and notes receivable		9,812	19,463

	￦	215,536	381,851

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Foreign currency translation differences for foreign operations	￦	37,739	(22,100)
Net change in fair value of available-for-sale financial assets		982	826
Tax effect		(119)	(225)

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	38,602	(21,499)

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current tax expense
Current year	￦	288,280	122,150
Adjustment for prior years		—	31,809

	￦	288,280	153,959
Deferred tax expense (benefit)
Origination and reversal of temporary differences	￦	(55,976)	42,004
Change in unrecognized deferred tax assets		92,249	215,369

		36,273	257,373

Income tax expense	￦	324,553	411,332

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	982	(186)	796
Remeasurements of net defined benefit liabilities (assets)		(147,633)	35,773	(111,860)
Foreign currency translation differences for foreign operations		37,739	67	37,806
Share of loss from sale of treasury stock by associates		(1,360)	—	(1,360)

	￦	(110,272)	35,654	(74,618)

(In millions of won)	2013
	Before tax		Tax expense	Net of tax
Net change in fair value of available-for-sale financial assets	￦	826	(188)	638
Remeasurements of net defined benefit liabilities (assets)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stock by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)	2014			2013
Profit for the year		￦	917,404		418,973
Income tax expense			324,553		411,332

Profit before income tax			1,241,957		830,305

Income tax expense using the statutory tax rate of each country	32.96%		409,341	24.47%	203,182
Non-deductible expenses (benefits)	(2.22%)		(27,537)	1.87%	15,517
Tax credits	(10.39%)		(129,026)	(6.05%)	(50,214)
Change in unrecognized deferred tax assets	7.43%		92,249	25.94%	215,369
Adjustment for prior years	—		—	2.03%	16,877
Others	(1.65%)		(20,474)	1.28%	10,601

Actual income tax expense		￦	324,553		411,332

Actual effective tax rate			26.13%		49.54%

From 2014, the Controlling Company has presented the above reconciliation by using the profit before tax and statutory tax rates of each Group entity instead of that of the Controlling Company. The amounts for the year ended December 31, 2013 have been re-presented to conform to 2014’s presentation.

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2014, in relation to the temporary differences on investments in subsidiaries amounting to ￦188,298 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2014, the Controlling Company recognized deferred tax assets of ￦397,105 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2015		2016	2017	2018	2019
Tax credit carryforwards	￦	156,178	120,893	20,455	21,715	6,005

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2014		December, 31, 2013	December, 31, 2014	December, 31, 2013	December, 31, 2014	December, 31, 2013
Other accounts receivable, net	￦	—	—	(3,440)	(2,476)	(3,440)	(2,476)
Inventories, net		46,377	18,866	—	—	46,377	18,866
Available-for-sale financial assets		—	98	(88)	—	(88)	98
Defined benefit liabilities, net		112,213	72,709	—	—	112,213	72,709
Investments in equity accounted investees and subsidiaries		29,839	2,972	—	—	29,839	2,972
Accrued expenses		177,163	83,571	—	—	177,163	83,571
Property, plant and equipment		236,848	189,422	—	—	236,848	189,422
Intangible assets		1,423	—	—	(1,207)	1,423	(1,207)
Provisions		12,710	11,460	—	—	12,710	11,460
Gain or loss on foreign currency translation, net		169	282	(1)	(957)	168	(675)
Others		26,212	13,473	(268)	(171)	25,944	13,302
Tax losses carryforwards		—	110,550	—	—	—	110,550
Tax credit carryforwards		397,105	538,289	—	—	397,105	538,289

Deferred tax assets (liabilities)	￦	1,040,059	1,041,692	(3,797)	(4,811)	1,036,262	1,036,881

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	January 1, 2013		Profit or loss	Other comprehensive income	December 31, 2013	Profit or loss	Other comprehensive income	December 31, 2014
Other accounts receivable, net	￦	(2,063)	(413)	—	(2,476)	(964)	—	(3,440)
Inventories, net		10,075	8,791	—	18,866	27,511	—	46,377
Available-for-sale financial assets		285	1	(188)	98	—	(186)	(88)
Defined benefit liabilities, net		38,573	34,470	(334)	72,709	3,731	35,773	112,213
Investments in equity accounted investees		7,619	(4,647)	—	2,972	26,867	—	29,839
Accrued expenses		81,802	1,769	—	83,571	93,592	—	177,163
Property, plant and equipment		171,881	17,541	—	189,422	47,426	—	236,848
Intangible assets		2,488	(3,695)	—	(1,207)	2,630	—	1,423
Provisions		12,979	(1,519)	—	11,460	1,250	—	12,710
Gain or loss on foreign currency translation, net		4,382	(5,057)	—	(675)	843	—	168
Others		34,124	(20,785)	(37)	13,302	12,575	67	25,944
Tax losses carryforwards		233,139	(122,589)	—	110,550	(110,550)	—	—
Tax credit carryforwards		699,529	(161,240)	—	538,289	(141,184)	—	397,105

Deferred tax assets (liabilities)	￦	1,294,813	(257,373)	(559)	1,036,881	(36,273)	35,654	1,036,262

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2014.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2014 and 2013 are as follows:

(In won and No. of shares)	2014		2013

Profit attributable to owners of the Controlling Company	￦	904,267,992,399	426,118,222,180
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	2,527	1,191

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to December 31, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2014 and 2013.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014	2013
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (149,989)	(1,108,944)

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2014 and 2013, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2014 and 2013, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The accompanying separate financial statements of the Company as of December 31, 2013 and for the year then ended were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 17, 2015

This report is effective as of February 17, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	6, 13	￦	100,558	253,059
Deposits in banks	6, 13		1,525,609	1,301,176
Trade accounts and notes receivable, net	7, 13, 19, 23		4,015,904	3,543,193
Other accounts receivable, net	7, 13		396,651	59,806
Other current financial assets	9, 13		2,569	—
Inventories	8		2,046,675	1,586,642
Prepaid income taxes			—	3,665
Other current assets	7		203,122	129,826

Total current assets			8,291,088	6,877,367

Deposits in banks	6, 13		8,427	13
Investments	10		2,301,881	1,820,806
Other non-current financial assets	9, 13		27,609	40,892
Property, plant and equipment, net	11		8,700,301	10,294,740
Intangible assets, net	12		548,078	461,620
Deferred tax assets	29		883,965	936,000
Other non-current assets	7		250,488	213,155

Total non-current assets			12,720,749	13,767,226

Total assets		￦	21,011,837	20,644,593

Liabilities
Trade accounts and notes payable	13, 23	￦	3,989,505	3,482,120
Current financial liabilities	13, 14		964,122	886,852
Other accounts payable	13		1,057,485	1,050,586
Accrued expenses			708,664	476,040
Income tax payable			142,760	—
Provisions	18		193,429	199,737
Advances received	19		463,740	627,997
Other current liabilities	18		30,625	30,843

Total current liabilities			7,550,330	6,754,175

Non-current financial liabilities	13, 14		2,484,280	2,994,837
Non-current provisions	18		8,014	5,005
Defined benefit liabilities, net	17		323,710	318,696
Long-term advances received	19		—	427,397
Other non-current liabilities	18		21,428	382,058

Total non-current liabilities			2,837,432	4,127,993

Total liabilities			10,387,762	10,882,168

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		276	(305)
Retained earnings	22		6,583,607	5,722,538

Total equity			10,624,075	9,762,425

Total liabilities and equity		￦	21,011,837	20,644,593

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Revenue	23, 24	￦	25,383,670	25,854,183
Cost of sales	8, 23		(22,360,245)	(23,103,569)

Gross profit			3,023,425	2,750,614

Selling expenses	16		(485,557)	(515,211)
Administrative expenses	16		(396,916)	(394,656)
Research and development expenses			(1,156,162)	(1,087,197)

Operating profit			984,790	753,550

Finance income	27		479,321	67,136
Finance costs	27		(205,608)	(254,022)
Other non-operating income	25		862,167	850,870
Other non-operating expenses	25		(898,978)	(1,031,109)

Profit before income tax			1,221,692	386,425
Income tax expense	28		248,574	286,753

Profit for the year			973,118	99,672

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17, 28		(147,822)	1,379
Related income tax	17, 28		35,773	(334)

			(112,049)	1,045
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		767	776
Related income tax	27, 28		(186)	(188)

			581	588

Other comprehensive income (loss) for the year, net of income tax			(111,468)	1,633

Total comprehensive income for the year		￦	861,650	101,305

Earnings per share (In won)
Basic earnings per share	30	￦	2,720	279

Diluted earnings per share	30	￦	2,720	279

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(In millions of won)	Share capital		Share premium	Fair value Reserves	Retained earnings	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income for the year
Profit for the year		—	—	—	99,672	99,672

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	588	—	588
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	1,045	1,045

Total other comprehensive income		—	—	588	1,045	1,633

Total comprehensive income for the year	￦	—	—	588	100,717	101,305

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2013	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the year
Profit for the year		—	—	—	973,118	973,118

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	581	—	581
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(112,049)	(112,049)

Total other comprehensive income (loss)		—	—	581	(112,049)	(111,468)

Total comprehensive income for the year	￦	—	—	581	861,069	861,650

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2014	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit for the year		￦	973,118	99,672
Adjustments for:
Income tax expense	28		248,574	286,753
Depreciation	11, 15		2,854,996	3,380,966
Amortization of intangible assets	12, 15		263,326	230,539
Gain on foreign currency translation			(41,789)	(54,937)
Loss on foreign currency translation			72,877	35,954
Expenses related to defined benefit plans	17, 26		196,495	158,866
Gain on disposal of property, plant and equipment			(18,248)	(8,258)
Loss on disposal of property, plant and equipment			2,204	621
Impairment loss on property, plant and equipment			8,097	—
Loss on disposal of intangible assets			115	452
Impairment loss on intangible assets			492	1,626
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(475,659)	(54,014)
Finance costs			179,343	177,332
Other income			(14,508)	(2,947)
Other expenses			278,001	352,205

			3,554,316	4,504,862

Change in trade accounts and notes receivable			(1,082,193)	557,445
Change in other accounts receivable			(14,900)	49,113
Change in other current assets			(43,759)	4,505
Change in inventories			(460,033)	361,303
Change in other non-current assets			(87,729)	(118,745)
Change in trade accounts and notes payable			506,663	(877,147)
Change in other accounts payable			(367,623)	(168,872)
Change in accrued expenses			233,936	44,790
Change in other current liabilities			(14,128)	(13,259)
Change in other non-current liabilities			17,978	9,805
Change in provisions			(187,021)	(315,266)
Change in defined benefit liabilities, net			(339,303)	(19,093)

			(1,838,112)	(485,421)

Cash generated from operating activities			2,689,322	4,119,113
Income taxes refunded (paid)			1,709	(36,537)
Interests received			33,530	28,333
Interests paid			(158,162)	(172,054)

Net cash provided by operating activities		￦	2,566,399	3,938,855

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from investing activities:
Dividends received	￦	107,173	14,582
Proceeds from withdrawal of deposits in banks		1,651,176	1,657,079
Increase in deposits in banks		(1,884,023)	(2,643,933)
Acquisition of investments		(531,387)	(508,400)
Proceeds from disposal of investments		12,280	13,717
Acquisition of property, plant and equipment		(1,365,062)	(2,973,707)
Proceeds from disposal of property, plant and equipment		72,825	22,950
Acquisition of intangible assets		(325,651)	(181,708)
Proceeds from disposal of intangible assets		—	1,902
Government grants received		3,639	1,744
Proceeds from disposal of other financial assets		82	—
Acquisition of other non-current financial assets		(4,219)	(5,410)
Proceeds from disposal of other non-current financial assets		15,390	43,047

Net cash used in investing activities		(2,247,777)	(4,558,137)

Cash flows from financing activities:
Proceeds from short-term borrowings		219,839	1,123,130
Repayments of short-term borrowings		—	(1,123,130)
Proceeds from issuance of debentures		597,563	587,603
Proceeds from long-term debt		102,389	372,785
Repayments of long-term debt		(503,618)	(301,229)
Repayments of current portion of long-term debt and debentures		(887,296)	(1,187,384)

Net cash used in financing activities		(471,123)	(528,225)

Net decrease in cash and cash equivalents		(152,501)	(1,147,507)
Cash and cash equivalents at January 1		253,059	1,400,566

Cash and cash equivalents at December 31	￦	100,558	253,059

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of December 31, 2014, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 27, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 13, 2015.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 3 to all periods presented in the separate financial statements.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2014 are as follows.

•	Amendments to K-IFRS No. 1032, Financial Instruments: Presentation

•	Amendments to K-IFRS No. 1036, Impairment of Assets, and

•	K-IFRS No. 2121, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The Company has adopted amendments to K-IFRS No.1032, Financial Instruments: Presentation, since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. There is no impact of applying this amendment on the separate financial statements.

(ii) Disclosure of the recoverable amount

The Company has adopted amendments to K-IFRS No. 1036, Impairment of Assets, since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements. There is no significant impact of applying this amendment on the separate financial statements.

(iii) Levies

The Company has adopted K-IFRS No. 2121, Levies, since January 1, 2014. K-IFRS No. 2121 is an Interpretation of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. K-IFRS No. 1037 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense. There is no impact of applying this interpretation on the separate financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities, Continued

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	New Standards and Interpretations Not Yet Adopted

Amendment to K-IFRS No. 1027, Separate Financial Statements

Amendment to K-IFRS No. 1027, Separate Financial Statements, introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment will be effective for annual periods beginning on or after January 1, 2016, and has not been adopted early in preparing the separate financial statements.

Management believes that the adoption of the amendment is expected to have no impact on the separate financial statements.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

5.	Risk Management, Continued

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

5.	Risk Management, Continued

ii) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2014		December 31, 2013
Total liabilities	￦	10,387,762	10,882,168
Total equity		10,624,075	9,762,425
Cash and deposits in banks (*1)		1,626,167	1,554,235
Borrowings (including bonds)		3,448,402	3,881,689
Total liabilities to equity ratio		98%	111%
Net borrowings to equity ratio (*2)		17%	24%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current assets
Cash and cash equivalents
Demand deposits	￦	100,558	253,059
Deposits in banks
Time deposits	￦	1,452,804	1,231,176
Restricted cash (*)		72,805	70,000

	￦	1,525,609	1,301,176

Non-current assets
Deposits in banks
Restricted cash (*)	￦	8,427	13

	￦	1,634,594	1,554,248

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Trade, net	￦	145,301	175,997
Due from related parties		3,870,603	3,367,196

	￦	4,015,904	3,543,193

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current assets
Non-trade accounts receivable, net	￦	378,704	49,626
Accrued income		17,947	10,180

	￦	396,651	59,806

Due from related parties included in other accounts receivable, as of December 31, 2014 and 2013 are ￦363,267 million and ￦1,154 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current assets
Advance payments	￦	9,558	8,503
Prepaid expenses		42,657	44,179
Value added tax refundable		150,907	77,144

	￦	203,122	129,826

Non-current assets
Long-term prepaid expenses	￦	247,588	209,655
Others		2,900	3,500

	￦	250,488	213,155

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Finished goods	￦	653,610	487,990
Work-in-process		710,813	570,008
Raw materials		381,558	240,439
Supplies		300,694	288,205

	￦	2,046,675	1,586,642

For the years ended December 31, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	22,360,245	23,103,569
Including: inventory write-downs		299,948	189,312
Including: reversal and usage of inventory write-downs		(189,312)	(118,903)

There were no significant reversals of inventory write-downs recognized during 2014 and 2013.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Available-for-sale financial assets	￦	2,569	—

Non-current assets
Available-for-sale financial assets	￦	6,713	16,792
Deposits		13,037	15,282
Long-term other accounts receivable		7,859	8,818

	￦	27,609	40,892

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Debt securities
Government bonds	￦	2,569	—
Non-current assets
Debt securities
Government bonds	￦	668	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		—	11,281
Henghao Technology Co., Ltd.		3,372	—

		6,045	13,954

	￦	9,282	16,792

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2014			December 31, 2013
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	36,815	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o. (*3)	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	80%		157,864
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		174,157
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore PTE. LTD.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*5)	Yantai, China	Manufacture and sell TFT-LCD products	100%		159,769	100%		88,488
LUCOM Display Technology (Kunshan) Limited (*6)	Kunshan, China	Manufacture notebook borderless hinge-up	—		—	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V. (*7)	Reynosa, Mexico	Manufacture TFT-LCD products	—		—	1%		92

10.	Investments, Continued

(In millions of won)			December 31, 2014			December 31, 2013
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value

Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display China Co., Ltd. (*8)	Guangzhou,China	Manufacture and sell TFT-LCD products	56%		588,467	64%		367,728
Unified Innovative Technology, LLC (*9)	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	—		—
Money Market Trust	Seoul, South Korea	Money market trust	100%		18,100	—		—

				￦	1,988,311		￦	1,465,933

(*1)	In June 2014, the Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In December 2014, the Company invested ￦18,112 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	In November 2014, Toshiba Corporation exercised its put option to sell 20% ownership of LG Display Poland Sp. z o.o. (“LGDWR”) in whole at ￦37,128 million.
(*4)	In December 2014, the Company invested ￦119,400 million in cash for the capital increase of LG Display Guangzhou Co., Ltd. (“LGDGZ”). There was no change in the Company’s ownership percentage in LGDGZ as a result of this additional investment.
(*5)	In June 2014, the Company invested ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*6)	In June 2014, the Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦5,211 million for the difference between the disposal amount and the carrying amount as finance cost.
(*7)	In December 2014, the Company disposed of entire investments in LG Display Reynosa S.A. de C.V. (“LGDRS”) at ￦65 million and recognized ￦27 million for the difference between the disposal amount and the carrying amount as finance cost. Meanwhile, LG Display U.S.A. Inc. (“LGDUH”), a subsidiary of the Company, disposed of the entire investments in LGDRS at ￦6,419 million.
(*8)	In May 2014, the Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*9)	In March, the Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Company invested ￦5,206 million in cash for the capital increase of UNIT.

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2014			December 31, 2013
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	120,184
Global OLED Technology LLC (*2)	Herndon, U.S.A.	Managing and licensing OLED patents	33%		28,732	33%		53,282

				￦	148,916		￦	173,466

(*1)	Despite of its 51% ownership, management concluded that the Company does not have control of Suzhou Raken Technology Co., Ltd. (“Raken”) because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.
(*2)	In 2014, the Company recognized an impairment loss of ￦24,550 million for the difference between the carrying amount and the recoverable amount of investments in Global OLED Technology LLC as finance cost.

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2014			December 31, 2013
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT- LCDs	46%		14,221	46%		14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		14,065	31%		20,939
Can Yang Investments Limited (*2)	Hong Kong	Develop, manufacture and sell LED parts	9%		9,467	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*3)	Suzhou, China	Manufacture LED Packages	—		—	20%		1,830
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—

				￦	164,654		￦	181,407

10.	Investments, Continued

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March, September and December 2014, the Company received ￦1,035 million, ￦921 million, ￦1,596 million and ￦3,646 million respectively, from the Fund as capital distribution and made an additional cash investment of ￦324 million in the fund in March 2014. There was no change in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In 2014, the Company recognized an impairment loss of ￦8,049 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited which develop, manufactures and sells LED parts.
(*3)	In March 2014, the Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., which manufactures LED Package, for ￦1,634 million and recognized ￦196 million for the difference between the disposal amount and the carrying amount as finance cost.

For the years ended December 31, 2014 and 2013, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦431,592 million and ￦14,276 million, respectively.

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755
Accumulated depreciation as of January 1, 2014		—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

Book value as of January 1, 2014		438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740
Additions		—	—	—	—	1,329,074	—	1,329,074
Depreciation		—	(220,896)	(2,578,739)	(40,853)	—	(14,508)	(2,854,996)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,488)	(43,463)	(40)	—	(12)	(56,781)
Others (*2)		4	5,570	2,348,486	37,778	(2,405,593)	13,755	—
Subsidy received		—	(192)	(3,447)	—	—	—	(3,639)

Book value as of December 31, 2014	￦	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301

Acquisition cost as of December 31, 2014	￦	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467

Accumulated depreciation as of December 31, 2014	￦	—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(8,097)	—	—	—	(8,097)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908
Accumulated depreciation as of January 1, 2013		—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

Book value as of January 1, 2013		440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435
Additions		—	—	—	—	1,688,328	—	1,688,328
Depreciation		—	(225,608)	(3,089,654)	(51,550)	—	(14,154)	(3,380,966)
Disposals		(3,579)	(8,521)	(3,151)	(62)	—	—	(15,313)
Others (*2)		962	45,935	382,283	29,927	(468,828)	9,721	—
Subsidy received		—	(1,744)	—	—	—	—	(1,744)

Book value as of December 31, 2013	￦	438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740

Acquisition cost as of December 31, 2013	￦	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755

Accumulated depreciation as of December 31, 2013	￦	—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Capitalized borrowing costs	￦	27,288	20,470
Capitalization rate		4.23%	4.56%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017
Accumulated amortization as of January 1, 2014		(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)
Accumulated impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014		93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		17,867	—	—	—	65,443	—	—	—	—	83,310
Amortization (*1)		(17,472)	(64,187)	—	(176,700)	—	(3,428)	(1,106)	—	(433)	(263,326)
Disposals		(115)	—	—	—	—	—	—	—	—	(115)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	69,633	—	—	(69,633)	—	—	—	—	—

Book value as of December 31, 2014	￦	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078

Acquisition cost as of December 31, 2014	￦	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174

Accumulated amortization as of December 31, 2014	￦	(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,895	423,125	50,233	495,120	2,204	24,011	11,074	14,593	13,076	1,576,331
Accumulated amortization as of January 1, 2013		(456,699)	(273,181)	—	(325,944)	—	(9,164)	(2,958)	—	(11,794)	(1,079,740)
Accumulated Impairment loss as of January 1, 2013		—	—	(7,928)	—	—	—	—	—	—	(7,928)

Book value as of January 1, 2013		86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663
Additions - internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Additions - external purchases		22,996	—	1,100	—	59,813	—	—	—	—	83,909
Amortization (*1)		(15,214)	(81,664)	—	(128,350)	—	(3,427)	(1,107)	—	(777)	(230,539)
Impairment loss		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Disposals		—	—	(1,330)	—	—	—	—	—	—	(1,330)
Transfer from construction-in-progress		—	52,652	—	—	(52,652)	—	—	—	—	—

Book value as of December 31, 2013	￦	93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620

Acquisition cost as of December 31, 2013	￦	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017

Accumulated amortization as of December 31, 2013	￦	(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Cash and cash equivalents	￦	100,558	253,059
Deposits in banks		1,534,036	1,301,189
Trade accounts and notes receivable, net		4,015,904	3,543,193
Other accounts receivable, net		396,651	59,806
Available-for-sale financial assets		3,237	2,838
Deposits		13,037	15,282
Other non-current financial assets		7,859	8,818

	￦	6,071,282	5,184,185

In addition to the financial assets above, as of December 31, 2014 and 2013, the Company provides payment guarantees of ￦148,392 million and ￦7,387 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Domestic	￦	406,163	264,703
Euro-zone countries		283,257	286,445
Japan		127,354	116,994
United States		1,816,906	1,236,652
China		784,896	987,746
Taiwan		368,503	422,461
Others		228,825	228,192

	￦	4,015,904	3,543,193

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	4,006,346	(114)	3,551,096	(9,890)
Past due 1-15 days		3,061	(25)	1,650	(4)
Past due 16-30 days		1,252	(12)	112	(1)
Past due 31-60 days		1,830	(18)	53	(1)
Past due more than 60 days		13,540	(9,956)	180	(2)

	￦	4,026,029	(10,125)	3,553,091	(9,898)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014		2013

Balance at the beginning of the year	￦	9,898	243
Bad debt expense		227	9,655

Balance at the end of the year	￦	10,125	9,898

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	￦	853,719	869,477	265,408	98,661	391,435	113,355	618
Unsecured bond issues		2,594,683	2,799,414	249,662	454,352	1,060,631	1,034,769	—
Trade accounts and notes payable		3,989,505	3,989,505	3,989,505	—	—	—	—
Other accounts payable		1,043,422	1,043,535	1,030,570	12,965	—	—	—
Other non-current liabilities		12,805	13,972	—	—	10,640	3,332	—
Payment guarantee		—	154,237	1,161	1,181	2,348	149,547	—

	￦	8,494,134	8,870,140	5,536,306	567,159	1,465,054	1,301,003	618

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	78	1,150	2	—	—	—
Trade accounts and notes receivable	3,332	7,909	—	—	16	—
Other accounts receivable	25	13	—	—	—	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,463)	(21,474)	—	—	—	—
Other accounts payable	(106)	(3,484)	(260)	(19)	(1)	(34)
Debt	(770)	—	—	—	—	—

Net exposure	102	(15,835)	(258)	(19)	15	(34)

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debt	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	December 31, 2014		December 31, 2013
USD	￦	1,052.70	1,094.79	￦	1,099.20	1,055.30
JPY		9.96	11.23		9.20	10.05
CNY		170.83	178.06		176.81	174.09
PLN		334.20	346.39		312.49	351.11
EUR		1,398.37	1,453.39		1,336.52	1,456.26
BRL		448.16	509.26		413.62	446.75

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2014 and 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	￦	4,249	4,249	￦	(10,039)	(10,039)
JPY (5 percent weakening)		(5,522)	(5,522)		(7,377)	(7,377)
CNY (5 percent weakening)		(1,729)	(1,729)		—	—
PLN (5 percent weakening)		(225)	(225)		13	13
EUR (5 percent weakening)		760	760		2,042	2,042
BRL (5 percent weakening)		(533)	(533)		—	—

A stronger won against the above currencies as of December 31, 2014 and 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	1,637,818	1,557,073
Financial liabilities		(2,818,383)	(3,135,500)

	￦	(1,180,565)	(1,578,427)

Variable rate instruments
Financial liabilities	￦	(630,019)	(746,189)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2014 and 2013, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2014
Variable rate instruments	￦	(4,776)	4,776	(4,776)	4,776

December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	3,237	3,237		14,119	14,119
Assets carried at amortized cost
Cash and cash equivalents	￦	100,558		(*)	253,059		(*)
Deposits in banks		1,534,036		(*)	1,301,189		(*)
Trade accounts and notes receivable		4,015,904		(*)	3,543,193		(*)
Other accounts receivable		396,651		(*)	59,806		(*)
Deposits		13,037		(*)	15,282		(*)
Other non-current financial assets		7,859		(*)	8,818		(*)
Liabilities carried at amortized cost
Secured bank loans	￦	—	—		26,383	26,383
Unsecured bank loans		853,719	853,753		1,220,891	1,245,426
Unsecured bond issues		2,594,683	2,667,092		2,634,415	2,689,697
Trade accounts and notes payable		3,989,505		(*)	3,482,120		(*)
Other accounts payable		1,043,422	1,043,196		1,011,012	1,011,067
Other non-current liabilities		12,805	13,257		9,850	9,930

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
Henghao Technology Co., Ltd.		3,372	—

	￦	6,045	2,673

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	￦	—	—	853,753	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,043,196	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,257	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2013				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	26,383	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,245,426	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,689,697	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,011,067	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,930	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2014	December 31, 2013
Debentures, loans and others	2.23~2.60%	2.81~3.84%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current
Short-term borrowings	￦	219,839	—
Current portion of long-term debt		744,283	886,852

	￦	964,122	886,852

Non-current
Won denominated borrowings	￦	4,452	503,968
Foreign currency denominated borrowings		494,640	495,991
Bonds		1,985,188	1,994,878

	￦	2,484,280	2,994,837

(b)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Korea Development Bank and others(*)	0.49~0.52	￦	219,839	—

Foreign currency equivalent		USD	200	—

		￦	219,839	—

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ￦3,993 million as interest expense in relation to the above short-term borrowings in 2014.

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	7,336	11,932
Korea Development Bank and others	—		—	496,632
Less current portion of long-term debt			(2,884)	(4,596)

		￦	4,452	503,968

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2014 (%) (*)	December 31, 2014		December 31, 2013
Mizuho Bank, Ltd. and others	3ML+0.90~1.90	￦	626,544		738,710

Foreign currency equivalent		USD	570	USD	700

Less current portion of long-term debt			(131,904)		(242,719)

		￦	494,640		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013

Won denominated bonds(*)
Publicly issued bonds	June 2015~October 2019	2.40~5.89	￦	2,600,000	2,640,000
Less discount on bonds				(5,317)	(5,585)
Less current portion				(609,495)	(639,537)

			￦	1,985,188	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Changes in inventories	￦	(460,033)	361,303
Purchases of raw materials, merchandise and others		11,461,984	11,578,556
Depreciation and amortization		3,118,322	3,611,505
Outsourcing fees		4,299,529	3,852,996
Labor costs		2,486,219	2,191,521
Supplies and others		883,981	917,010
Utility		718,868	694,407
Fees and commissions		393,626	365,780
Shipping costs		140,736	222,770
Advertising		106,417	144,777
Warranty expenses		170,524	99,216
Travel		65,423	50,921
Taxes and dues		47,347	43,646
Others		1,097,546	1,243,107

(*)	￦	24,530,489	25,377,515

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Salaries	￦	171,615	151,023
Expenses related to defined benefit plans		26,864	21,454
Other employee benefits		35,620	29,988
Shipping costs		100,444	170,450
Fees and commissions		122,057	130,863
Depreciation		73,571	80,719
Taxes and dues		2,906	2,256
Advertising		106,417	144,777
Warranty expenses		170,524	99,216
Rent		9,387	9,346
Insurance		5,297	5,168
Travel		16,783	15,265
Training		11,004	10,516
Others		29,984	38,826

	￦	882,473	909,867

17.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	1,114,219	807,347
Fair value of plan assets		(790,509)	(488,651)

	￦	323,710	318,696

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening defined benefit obligations	￦	807,347	672,032
Current service cost		158,978	149,392
Past service cost		21,990	—
Interest cost		34,596	26,019
Remeasurements (before tax)		144,100	(1,373)
Benefit payments		(54,376)	(40,730)
Transfers from related parties		1,584	2,007

Closing defined benefit obligations	￦	1,114,219	807,347

Weighted average remaining maturity of defined benefit obligations as of December 31, 2014, and 2013 are 13.7 years and 13.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening fair value of plan assets	￦	488,651	491,730
Expected return on plan assets		19,069	16,545
Remeasurements (before tax)		(3,722)	6
Contributions by employer directly to plan assets		330,000	15,000
Benefit payments		(43,489)	(34,630)

Closing fair value of plan assets	￦	790,509	488,651

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Guaranteed deposits in banks	￦	790,509	488,651

As of December 31, 2014, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Company’s estimated contribution to the plan assets for the year ending December 31, 2015 is ￦107,291 million under the assumption that the Company continues to maintain the plan assets at 70% of the amount payable and all the employees of the Company would leave the Company on December 31, 2015.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current service cost	￦	158,978	149,392
Past service cost		21,990	—
Net interest cost		15,527	9,474

	￦	196,495	158,866

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2014		2013
Cost of sales	￦	157,323	126,712
Selling expenses		11,612	10,194
Administrative expenses		15,252	11,260
Research and development expenses		12,308	10,700

	￦	196,495	158,866

17.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Included in other comprehensive income
Balance at January 1	￦	(85,261)	(86,306)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(24,399)	(33,447)
Demographic assumptions		7,016	(3,791)
Financial assumptions		(126,717)	38,611
Return on plan assets		(3,722)	6

		(147,822)	1,379

Income tax		35,773	(334)

Balance at December 31	￦	(197,310)	(85,261)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2014	December 31, 2013
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	3.5%	4.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2014	December 31, 2013
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.01%	0.01%
Fifties	Males	0.06%	0.06%
	Females	0.03%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2014 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(132,479)	162,165
Expected rate of salary increase		157,968	(131,892)

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2014 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2014	￦	156,557	46,342	1,843	204,742
Additions		46,681	170,524	—	217,205
Usage and reclassification		(54,935)	(165,357)	(212)	(220,504)

Balance at December 31, 2014	￦	148,303	51,509	1,631	201,443

Current	￦	148,303	43,495	1,631	193,429
Non-current	￦	—	8,014	—	8,014

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current liabilities
Withholdings	￦	18,230	26,111
Unearned revenues		12,395	4,732

	￦	30,625	30,843

Non-current liabilities
Long-term accrued expenses	￦	—	335,034
Long-term other accounts payable		12,805	39,530
Long-term unearned revenues		8,623	7,494

	￦	21,428	382,058

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,058 million (￦2,262,681 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2014, accounts and notes receivable amounting to USD 200 million (￦219,839 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of December 31, 2014, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2014, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,488 million), USD 15 million (￦16,488 million) with China Construction Bank, USD 80 million (￦87,936 million) with Bank of China, USD 60 million (￦65,952 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦32,976 million) with Hana Bank.

Payment guarantees

The Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (￦219,840 million) and USD 8.5 million (￦9,343 million) from Royal Bank of Scotland for value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (￦148,392 million) for principals and related interests.

License agreements

As of December 31, 2014, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2014, the Company’s balance of advances received from a customer amount to USD 405 million (￦445,183 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 140 million (￦153,888 million) from the Industrial Bank of Korea relating to advances received.

20.	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC and the attorney general of Illinois. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to December 31, 2014.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Legal reserve	￦	140,594	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(197,310)	(85,261)
Retained earnings		6,572,072	5,598,954

	￦	6,583,607	5,722,538

(b)	For the years ended December 31, 2014 and 2013, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2014		2013
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,598,954	5,499,282
Net income		973,118	99,672

		6,572,072	5,598,954
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	—
Cash dividend
(Dividend per common stock (%): 2014: ￦500 (10%))		178,908	—

		196,799	—
Unappropriated retained earnings carried forward to the following year	￦	6,375,273	5,598,954

(*)	For the years ended December 31, 2014 and 2013, the date of appropriation is March 13, 2015 and March 7, 2014, respectively.

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2014 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2014 and 2013 are as follows:

Classification	December 31, 2014	December 31, 2013
Subsidiaries of associates	ADP System Co., Ltd.	ADP System Co., Ltd.

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	-
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V	Hi Logistics Europe B.V.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	-	LG Innotek (Guangzhou) Co., Ltd
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Haiphong Co., Ltd.	-
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.

23.	Related Parties, Continued

Classification	December 31, 2014	December 31, 2013
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics (Hangzhou) Co., Ltd.
	LG Electronics Alabama Inc.	-
	LG Electronics Reynosa S.A. DE C.V.	-
	LG Electronics Singapore PTE LTD.	-
	LG Electronics Japan, Inc.	-
	LG Electronics Philippines Inc.	-
	P.T. LG Electronics Indonesia	-

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term benefits	￦	2,607	2,591
Expenses related to the defined benefit plan		355	1,139

	￦	2,962	3,730

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

23.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	9,152,108	—	3	—	—	7
LG Display Japan Co., Ltd.		1,599,585	—	—	—	—	88
LG Display Germany GmbH		2,971,423	22,766	—	—	—	7,138
LG Display Taiwan Co., Ltd.		2,178,463	35,956	—	—	—	638
LG Display Nanjing Co., Ltd.		2,170	19,363	15	391	392,527	—
LG Display Shanghai Co., Ltd.		2,357,326	—	—	—	—	116
LG Display Poland Sp. z o.o.		496	37,124	60	—	73,652	—
LG Display Guangzhou Co., Ltd.		31,984	301,935	14,661	—	2,069,655	5,583
LG Display Shenzhen Co., Ltd.		2,002,633	—	—	—	—	321
LG Display Yantai Co., Ltd.		30,401	—	9,872	—	904,422	2,021
LG Display China Co., Ltd.		31,522	—	172,866	—	—	23
LUCOM Display Technology (Kunshan) Limited		505	—	—	—	9,464	—
LG Display U.S.A., Inc.		78,128	—	—	—	—	—
LG Display Singapore PTE LTD.		1,200,847	13,390	—	—	—	234
L&T Display Technology (Fujian) Limited		469,180	—	19	—	—	355
Nanumnuri Co., Ltd.		44	—	—	—	331	7,916

	￦	22,106,815	430,534	197,496	391	3,450,051	24,440

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG ADP Co., Ltd.		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	46,671	—	3,673
AVATEC Co., Ltd.		—	265	143	—	92,353	360
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	1,263	—	497
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	620	1,058	759,597	95,068	103,410	15,295

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,657,634	—	60,002	168,395	—	70,189

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics RUS, LLC		25,945	—	—	—	—	—
LG Electronics do Brasil Ltda.		8,083	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	29,788
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	2,791
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,827	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		173,821	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,676
Others		10	—	810	—	—	5,322

	￦	468,349	—	510,162	29,827	—	64,081

	￦	24,424,198	431,592	1,527,257	293,681	3,655,291	176,050

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	7,781,246	—	51	—	—	9
LG Display Japan Co., Ltd.		2,018,780	—	—	—	—	18
LG Display Germany GmbH		3,547,947	—	106	—	—	1,611
LG Display Taiwan Co., Ltd.		2,062,541	—	17	—	—	350
LG Display Nanjing Co., Ltd.		3,543	—	52	—	449,075	—
LG Display Shanghai Co., Ltd.		2,752,610	—	2	—	—	257
LG Display Poland Sp. z o.o.		1,177	—	96	—	82,375	128
LG Display Guangzhou Co., Ltd.		—	—	17,373	—	2,230,559	4,184
LG Display Shenzhen Co., Ltd.		2,230,943	—	—	—	—	36
LG Display Yantai Co., Ltd.		27,076	—	4,673	—	461,919	836
LUCOM Display Technology (Kunshan) Limited		26,932	—	—	—	8,199	—
LG Display U.S.A., Inc.		97,940	—	—	—	—	—
LG Display Singapore PTE LTD.		1,382,368	—	44	—	—	—
L&T Display Technology (Fujian) Limited		446,754	—	10	—	—	—
Image&Materials, Inc.		—	—	—	189	—	—
Nanumnuri Co., Ltd.		—	—	—	—	—	4,865

	￦	22,379,857	—	22,424	189	3,232,127	12,294

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	480,897	12,804	—	—	166,571	2

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	—	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	—	666	8,743	—	3,102
TLI Inc.		—	—	58,881	—	—	1,473
AVACO Co., Ltd.		—	—	665	44,040	—	4,712
AVATEC Co., Ltd.		—	292	23	—	61,738	3,897
Paju Electric Glass Co., Ltd.		—	—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		—	880	—	—	—	—
Narenanotech Corporation		—	300	328	2,061	—	412
Glonix Co., Ltd		—	—	5,209	—	—	115
ADP System Co., Ltd.		—	—	924	1,524	—	692
YAS Co., Ltd.		—	—	1,941	82,483	—	855

	￦	—	1,472	880,280	138,851	64,208	26,286

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,350,965	—	39,237	208,531	—	38,204

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—	—

23.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.	￦	42,366	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		6,010	—	—	—	—	—
LG Electronics RUS, LLC		9,622	—	—	—	—	—
LG Electronics do Brasil Ltda.		9,909	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	—	3,182
LG Innotek Co., Ltd.		6,139	—	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	—	5,937	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,344	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		23,714	—	—	—	—	—
Others		132	—	2,229	—	—	1,118

	￦	275,691	—	463,402	29,344	—	40,181

	￦	24,487,410	14,276	1,405,343	376,915	3,462,906	116,967

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Subsidiaries
LG Display America, Inc.	￦	1,810,674	1,211,404	—	1
LG Display Japan Co., Ltd.		128,248	117,041	—	4
LG Display Germany GmbH		306,277	285,711	6,312	861
LG Display Taiwan Co., Ltd.		368,188	421,799	52	18,960
LG Display Nanjing Co., Ltd.		19,732	439	86,499	57,614
LG Display Shanghai Co., Ltd.		311,532	401,209	20	14
LG Display Poland Sp. z o.o.		131	197	10,746	12,426
LG Display Guangzhou Co., Ltd.		307,469	620	772,702	754,373
LG Display Shenzhen Co., Ltd.		260,602	340,174	—	5
LG Display Yantai Co., Ltd.		2,214	614	447,994	120,468
LG Display China Co., Ltd.		—	—	12,147	—
LUCOM Display Technology (Kunshan) Limited		—	41	—	4,889
LG Display U.S.A., Inc.		4,397	15,154	2,923	—
LG Display Singapore PTE LTD.		106,506	117,513	—	—
L&T Display Technology (Xiamen) Limited		—	20,066	—	—
L&T Display Technology (Fujian) Limited		81,898	79,701	199,470	198,968
Nanumnuri Co., Ltd.		—	—	1,077	806

	￦	3,707,868	3,011,683	1,539,942	1,169,389

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	27,750	66,855	—	104,119
Global OLED Technology LLC		—	—	505	—

	￦	27,750	66,855	505	104,119

Associates and their subsidiaries
New Optics Ltd.	￦	440	—	14,785	8,998
LIG ADP Co., Ltd.		—	—	2,471	1,649
TLI Inc.		—	—	14,086	10,418
AVACO Co., Ltd.		—	—	12,700	15,291
AVATEC Co., Ltd.		—	—	10,645	10,041
Paju Electric Glass Co., Ltd.		—	—	82,792	108,379
Narenanotech Corporation		—	—	1,532	1,766
Glonix Co., Ltd.		—	—	1,752	1,987
ADP System Co., Ltd.		—	—	1,822	1,410
YAS Co., Ltd.		—	—	7,300	17,156

	￦	440	—	149,885	177,095

Entity that has significant influence over the Company
LG Electronics Inc.	￦	379,977	239,504	110,281	74,085

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	13,825	7,414	—	—
LG Electronics Vietnam Co., Ltd.		—	8,827	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		13,491	—	—	—
LG Electronics Thailand Co., Ltd.		17,792	10,141	—	—
LG Innotek Co., Ltd.		4	3	84,931	84,727
LG Hitachi Water Solutions Co., Ltd.		—	—	7,079	—
Qingdao LG Inspur Digital Communication Co., Ltd.		65,641	22,948	—	—
Hi Entech Co., Ltd.		—	—	5,954	—
Others		7,082	975	5,008	7,068

	￦	117,835	50,308	102,972	91,795

	￦	4,233,870	3,368,350	1,903,585	1,616,483

24.	Revenue

Details of revenue for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Sales of goods	￦	25,331,787	25,791,484
Royalties		14,582	19,405
Others		37,301	43,294

	￦	25,383,670	25,854,183

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Rental income	￦	3,550	4,072
Foreign currency gain		787,972	829,122
Gain on disposal of property, plant and equipment		18,248	8,258
Reversal of impairment on intangible assets		—	296
Commission earned		3,001	3,596
Others (*)		49,396	5,526

	￦	862,167	850,870

(*)	A gain amounting to ￦34,804 million as a result of the Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included.

(b)	Details of other non-operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other bad debt expense	￦	283	29
Foreign currency loss		767,369	754,227
Loss on disposal of property, plant and equipment		2,204	621
Loss on disposal of intangible assets		115	452
Impairment loss on property, plant and equipment		8,097	—
Impairment loss on intangible assets		492	1,626
Donations		11,597	16,267
Expenses related to legal proceedings or claims and others		108,821	257,887

	￦	898,978	1,031,109

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries and wages	￦	2,040,568	1,795,049
Other employee benefits		280,717	272,981
Contributions to National Pension plan		64,077	61,788
Expenses related to defined benefit plan		196,495	158,866

	￦	2,581,857	2,288,684

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Finance income
Interest income	￦	43,001	29,754
Dividend income		431,874	14,582
Foreign currency gain		3,671	22,762
Gain on disposal of investments		—	38
Gain on disposal of available-for-sale financial assets		775	—

	￦	479,321	67,136

Finance costs
Interest expense	￦	107,260	161,930
Foreign currency loss		53,277	75,797
Loss on early redemption of debt		6,986	2,179
Loss on impairment of investments		32,599	12,823
Loss on disposal of investments		5,434	1,161
Loss on sale of trade accounts and notes receivable		52	132

	￦	205,608	254,022

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Net change in fair value of available-for-sale financial assets	￦	767	776
Tax effect		(186)	(188)

Finance income recognized in other comprehensive income after tax	￦	581	588

28.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current tax expense
Current year	￦	160,952	4,762
Adjustment for prior years		—	31,809

	￦	160,952	36,571
Deferred tax expense (benefit)
Origination and reversal of temporary differences	￦	(4,627)	34,813
Change in unrecognized deferred tax assets		92,249	215,369

		87,622	250,182

Income tax expense	￦	248,574	286,753

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	767	(186)	581
Remeasurements of net defined benefit liabilities (assets)		(147,822)	35,773	(112,049)

	￦	(147,055)	35,587	(111,468)

(In millions of won)	2013
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	776	(188)	588
Remeasurements of net defined benefit liabilities (assets)		1,379	(334)	1,045

	￦	2,155	(522)	1,633

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)	2014			2013
Profit for the year		￦	973,118		99,672
Income tax expense			248,574		286,753

Profit before income tax			1,221,692		386,425

Income tax expense using the Company’s statutory tax rate	24.20%		295,649	24.20%	93,515
Non-deductible expenses (benefits)	(2.38%)		(29,059)	1.94%	7,495
Tax credits	(9.47%)		(115,659)	(12.95%)	(50,032)
Change in unrecognized deferred tax assets	7.56%		92,249	55.73%	215,369
Adjustment for prior years	—		—	4.37%	16,877
Others	0.44%		5,394	0.91%	3,529

Actual income tax expense		￦	248,574		286,753

Actual effective tax rate			20.35%		74.21%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2014, in relation to the temporary differences on investments in subsidiaries amounting to ￦210,319 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

29.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2014, the Company recognized deferred tax assets of ￦397,105 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2015		2016	2017	2018	2019
Tax credit carryforwards	￦	156,178	120,893	20,455	21,715	6,005

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2014		December, 31, 2013	December, 31, 2014	December, 31, 2013	December, 31, 2014	December, 31, 2013
Other accounts receivable, net	￦	—	—	(3,440)	(2,476)	(3,440)	(2,476)
Inventories, net		44,543	17,500	—	—	44,543	17,500
Available-for-sale financial assets		—	98	(88)	—	(88)	98
Defined benefit liabilities, net		112,213	72,709	—	—	112,213	72,709
Accrued expenses		173,635	81,193	—	—	173,635	81,193
Property, plant and equipment		129,370	102,651	—	—	129,370	102,651
Intangible assets		1,423	—	—	(1,207)	1,423	(1,207)
Provisions		12,710	11,460	—	—	12,710	11,460
Gain or loss on foreign currency translation, net		169	282	(1)	(957)	168	(675)
Others		16,326	5,908	—	—	16,326	5,908
Tax losses carryforwards		—	110,550	—	—	—	110,550
Tax credit carryforwards		397,105	538,289	—	—	397,105	538,289

Deferred tax assets (liabilities)	￦	887,494	940,640	(3,529)	(4,640)	883,965	936,000

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	January 1, 2013		Profit or loss	Other Comprehensive income	December 31, 2013	Profit or loss	Other Comprehensive income	December 31, 2014
Other accounts receivable, net	￦	(2,063)	(413)	—	(2,476)	(964)	—	(3,440)
Inventories, net		8,903	8,597	—	17,500	27,043	—	44,543
Available-for-sale financial assets		285	1	(188)	98	—	(186)	(88)
Defined benefit Liabilities, net		38,573	34,470	(334)	72,709	3,731	35,773	112,213
Accrued expenses		79,321	1,872	—	81,193	92,442	—	173,635
Property, plant and equipment		81,832	20,819	—	102,651	26,719	—	129,370
Intangible assets		2,488	(3,695)	—	(1,207)	2,630	—	1,423
Provisions		12,979	(1,519)	—	11,460	1,250	—	12,710
Gain or loss on foreign currency translation, net		4,382	(5,057)	—	(675)	843	—	168
Others		27,336	(21,428)	—	5,908	10,418	—	16,326
Tax losses carryforwards		233,139	(122,589)	—	110,550	(110,550)	—	—
Tax credit carryforwards		699,529	(161,240)	—	538,289	(141,184)	—	397,105

Deferred tax assets (liabilities)	￦	1,186,704	(250,182)	(522)	936,000	(87,622)	35,587	883,965

Statutory tax rate applicable to the Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2014.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2014 and 2013 are as follows:

(In won and No. of shares)	2014		2013

Profit for the period	￦	973,118,312,897	99,671,926,545
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	2,720	279

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to December 31, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2014 and 2013.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014	2013
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (63,276)	(1,305,849)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2014 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2014. We did not review the Company’s IACS subsequent to December 31, 2014. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 17, 2015

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2014 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2014.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2014, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 19, 2015

Sangdon Kim

Internal Control over Financial Reporting Officer

Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 30, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President